As filed with the Securities and Exchange Commission on July [•], 2017

Registration Statement No. 333-217446

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# Amendment No. 3
# to
# Form S-11
**FOR REGISTRATION**
**UNDER THE SECURITIES ACT OF 1933**
**OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES**

# TPG RE Finance Trust, Inc.
(Exact name of registrant as specified in its governing instruments)

**888 Seventh Avenue, 35th Floor**
**New York, New York 10106**
**Tel: (212) 601-7400**
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

**Greta Guggenheim**
**Chief Executive Officer and President**
**TPG RE Finance Trust, Inc.**
**888 Seventh Avenue, 35th Floor**
**New York, New York 10106**
**Tel: (212) 601-7400**
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

*Copies to:*

| | |
|---|---|
| **David S. Freed, Esq.**<br>**E. Ramey Layne, Esq.**<br>**Vinson & Elkins LLP**<br>**666 Fifth Avenue**<br>**New York, New York 10103-0040**<br>**Tel: (212) 237-0000**<br>**Fax: (212) 237-0100** | **Edward F. Petrosky, Esq.**<br>**J. Gerard Cummins, Esq.**<br>**Sidley Austin LLP**<br>**787 Seventh Avenue**<br>**New York, New York 10019**<br>**Tel: (212) 839-5300**<br>**Fax: (212) 839-5599** |

**Approximate date of commencement of proposed sale to the public**: As soon as practicable after the effective date of this registration statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | |
|---|---|
| Large accelerated filer ☐ | Accelerated filer ☐ |
| Non-accelerated filer ☒ (Do not check if a smaller reporting company) | Smaller reporting company ☐ |
| | Emerging growth company ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

**CALCULATION OF REGISTRATION FEE**

| Title of Securities To Be Registered | Amount to be Registered(1) | Proposed Maximum Aggregate Offering Price per Share(2) | Proposed Maximum Aggregate Offering Price(1)(2) | Amount of Registration Fee(1) |
|---|---|---|---|---|
| Common Stock, $0.001 par value per share . . . . . . . | 12,650,000 | $21.00 | $265,650,000 | $30,789(3) |

(1) Includes shares of common stock subject to the underwriters' purchase option.
(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3) $11,590 previously paid.

**The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.**

**Subject to Completion**
**Preliminary Prospectus, dated July [•], 2017**

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

**PROSPECTUS**

# 11,000,000 Shares



# Common Stock

This is the initial public offering of common stock of TPG RE Finance Trust, Inc. We are selling 11,000,000 shares of our common stock in this offering.

We anticipate that the initial public offering price will be between $20.00 and $21.00 per share. Currently, there is no public market for our common stock. Our common stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange (the "NYSE") under the symbol "TRTX."

We conduct our operations as a real estate investment trust ("REIT") for U.S. federal income tax purposes. To assist us in qualifying as a REIT, stockholders generally will be restricted from owning more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. In addition, our charter contains various other restrictions on the ownership and transfer of our common stock. See "Description of Capital Stock—Restrictions on Ownership and Transfer."

**Investing in our common stock involves risks. See "Risk Factors" beginning on page 36 of this prospectus for a discussion of certain risk factors that you should consider before making a decision to invest in our common stock.**

| | Per Share | Total |
|---|---|---|
| Public offering price | $ | $ |
| Underwriting discount[(1)] | $ | $ |
| Proceeds, before expenses, to us | $ | $ |

(1) See "Underwriting" for a description of the compensation payable to the underwriters.

The underwriters have the option to purchase up to an additional 1,650,000 shares of our common stock from us at the public offering price less the underwriting discount, exercisable at any time or from time to time within 30 days after the date of this prospectus.

**Neither the Securities and Exchange Commission (the "SEC") nor any state or non-U.S. securities commission or authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.**

The underwriters expect to deliver the shares against payment in New York, New York on or about , 2017.

*Joint Book-Running Managers*

**BofA Merrill Lynch** **Citigroup** **Goldman Sachs & Co. LLC** **Wells Fargo Securities**

**Deutsche Bank Securities** **J. P. Morgan** **Morgan Stanley** **Barclays**

*Co-Managers*

**TPG Capital BD, LLC** **JMP Securities**

The date of this prospectus is , 2017.

# PROSPECTUS SUMMARY

*This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision to purchase our common stock in this offering. Therefore, you should read this entire prospectus carefully, including, in particular, the "Risk Factors" section and our historical financial statements and management's discussion and analysis thereof.*

*Unless the context otherwise requires, the information in this prospectus assumes that: (1) the shares of our common stock to be sold in this offering are sold at $20.50 per share, which is the mid-point of the price range indicated on the cover of this prospectus; and (2) the underwriters' option to purchase additional shares of our common stock is not exercised.*

## Our Company

We are a commercial real estate finance company sponsored by TPG. We directly originate, acquire and manage commercial mortgage loans and other commercial real estate-related debt instruments for our balance sheet. Our objective is to provide attractive risk-adjusted returns to our stockholders over time through cash distributions and capital appreciation. To meet our objective, we focus primarily on directly originating and selectively acquiring floating rate first mortgage loans that are secured by high quality commercial real estate properties undergoing some form of transition and value creation, such as retenanting, refurbishment or other form of repositioning. The collateral underlying our loans is located in primary and select secondary markets in the U.S. that we believe have attractive economic conditions and commercial real estate fundamentals. As of March 31, 2017, approximately 73% of our loans (measured by commitment) were secured by properties located in the ten largest U.S. metropolitan areas, and approximately 88% of our loans (measured by commitment) were secured by properties located in the 25 largest U.S. metropolitan areas.

As of March 31, 2017, our portfolio consisted of 54 first mortgage loans (or interests therein) with an aggregate unpaid principal balance of $2.6 billion and four mezzanine loans with an aggregate unpaid principal balance of $58.5 million, and collectively having a weighted average credit spread of 5.2%, a weighted average all-in yield of 6.6%, a weighted average term to extended maturity (assuming all extension options have been exercised by borrowers) of 3.0 years and a weighted average LTV of 58.3%. As of March 31, 2017, 97.2% of the loan commitments in our portfolio consisted of floating rate loans, and 97.6% of the loan commitments in our portfolio consisted of first mortgage loans (or interests therein). We also had $577.5 million of unfunded loan commitments as of March 31, 2017, our funding of which is subject to satisfaction of borrower milestones. In addition, as of March 31, 2017, we held six commercial mortgage-backed securities ("CMBS") investments, with an aggregate face amount of $97.9 million and a weighted average yield to final maturity of 4.4%.

We believe that favorable market conditions have provided attractive opportunities for non-bank lenders such as us to finance commercial real estate properties that exhibit strong fundamentals but require more customized financing structures and loan products than regulated financial institutions can provide in today's market. We intend to continue our track record of capitalizing on these opportunities and growing the size of our portfolio.

We believe our relationship with our Manager, TPG RE Finance Trust Management, L.P., an affiliate of TPG, and its access to the full TPG platform, including TPG Real Estate, TPG's real estate investment platform, will allow us to achieve our objective. TPG is a leading global private investment firm that has discrete investment platforms focused on a wide range of alternative investment products, including real estate. Founded in 1992, TPG had assets under management of over $72 billion as of December 31, 2016. TPG Real Estate and the other TPG platforms provide us with a breadth of resources, relationships and expertise.

We were incorporated in October 2014 and commenced operations in December 2014 with $713.5 million of equity commitments from seven third-party investors, many of which have significant investment relationships with funds sponsored by TPG, and $53.7 million from TPG affiliates. In December 2014, we acquired a controlling interest in an initial portfolio of commercial real estate loans representing $1.9 billion of unpaid principal balance and an additional $635.9 million of undrawn loan commitments. We funded the purchase with proceeds from an initial share issuance to our initial investors and match-indexed seller financing structured as a non-recourse collateralized loan obligation ("CLO"). We refer to these transactions collectively as our "Formation Transaction."

From our inception through March 31, 2017, we have:

- Assembled a highly experienced team with substantial commercial real estate, credit underwriting, lending, asset management and public company management experience, with deep market knowledge and relationships to execute on our investment strategy;

- Directly originated 32 loans consistent with our investment strategy with total loan commitments of $2.2 billion and acquired six loans with total loan commitments of $433.1 million, in each case subsequent to the Formation Transaction;

- Raised an additional $433.3 million of equity commitments from new and existing institutional investors, including TPG affiliates;

- Grown and diversified our funding sources by arranging secured revolving repurchase facilities with six counterparties that have a weighted average term to maturity (assuming we have exercised all extension options and term out provisions) of 3.6 years with aggregate commitments of $1.9 billion, each as of March 31, 2017, and established a capital markets team to arrange financing for our loans and other investments;

- Realized $1.7 billion of principal repayments comprised of $1.5 billion related to 39 loans acquired in connection with the Formation Transaction and $182.1 million relating to our other loans; and

- Paid quarterly cash dividends to our stockholders every full calendar quarter since the first quarter of 2015.

We operate our business as one segment which directly originates and acquires commercial mortgage loans and other commercial real estate-related debt instruments. We have made an election to be taxed as a REIT for U.S. federal income tax purposes, commencing with our initial taxable year ended December 31, 2014. We have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and we believe that our current organization and intended manner of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. As a REIT, we generally are not subject to U.S. federal income tax on our REIT taxable income that we distribute currently to our stockholders. We operate our business in a manner that permits us to maintain an exclusion or exemption from registration under the Investment Company Act of 1940, as amended (the "Investment Company Act").

**Our Relationship with our Manager, TPG Real Estate and TPG**

Since our inception, we have been managed by TPG RE Finance Trust Management, L.P., an affiliate of TPG. Our Manager is an SEC-registered investment adviser. Our Manager's senior leadership team is comprised of TPG employees and is led by Greta Guggenheim, our chief executive officer and president, a partner of TPG and the chair of our Manager's investment committee, who has more than 30 years of experience in commercial



**CRE Transaction Volume**

*Source: Real Capital Analytics, March 2017*

In addition to increased sales volume, commercial property values have increased significantly since 2009 according to Real Capital Analytics, contributing to larger individual acquisition, sales and refinancing transactions that in turn require more debt capital.



**Moody's / Real Capital Analytics Commercial Property Price Index (dollars in billions)**

*Source: Real Capital Analytics, January 2017*

We believe healthy commercial real estate fundamentals persist primarily because new additions to supply have remained below the long-term average since the onset of the global financial crisis. New additions to inventory result primarily from new construction, financing for which has been sharply constrained by recent financial regulation.

president and secretary and a managing director of TPG, who has 15 years of commercial real estate debt financing and legal experience. Each of the foregoing individuals has experience through multiple real estate cycles, including both lending and loan restructuring experience, which we believe provides valuable insight and perspective into the underwriting and structuring of new investments for our portfolio. We believe the relationships with borrowers and other counterparties that our Manager's senior leadership team and other TPG senior investment professionals have built over the course of their careers are instrumental in creating attractive, off-market opportunities for us.

- ***Established, Scalable Platform with Operating History***. We have established a direct loan origination platform, arranged financing to grow our asset base and developed an asset management function to oversee and protect our portfolio, all of which have enabled us to achieve consistent operating performance and to pay regular quarterly cash dividends to our stockholders in each full quarter since our inception. Our origination platform has achieved scale in transaction volume, with an emphasis on direct loan origination to property owners and limited reliance on Wall Street banks for loan product. Our financing sources are diversified and include asset-level financing on favorable terms to support our lending and other investment activities, which financing is primarily match-indexed to enable us to benefit from a rising interest rate environment through increases in our net interest margin. From loan origination through repayment, we actively manage each of the loans in our portfolio and have demonstrated a record of responsible capital stewardship having sustained no credit losses or impairments in our portfolio from inception to March 31, 2017.

- ***Relationship with TPG***. We benefit significantly from our relationship with TPG generally through the firm's extensive network of relationships, its deep capital markets experience, its demonstrated capital stewardship and its commitment of resources to our Manager. TPG's broad based experience and reputation as an alternative asset management firm benefit us by providing access to off-market origination and acquisition opportunities, as well as our Manager's and its affiliates' market expertise, insights into macroeconomic trends and intensive due diligence capabilities, all of which help us more quickly discern broad market conditions that frequently vary across different markets and credit cycles.

- ***TPG's Alignment of Interest.*** TPG's substantial equity investment in our company strongly aligns TPG's interest with the interests of our stockholders. Upon completion of this offering, we expect that TPG and its affiliates will beneficially own approximately 12.3% of our outstanding stock (or approximately 11.9% of our outstanding stock if the underwriters exercise their option to purchase additional shares of our common stock in full). In addition, upon completion of this offering, three of our seven directors will be partners of TPG.

- ***Relationship with TPG Real Estate***. We also benefit significantly from our relationship with TPG Real Estate Partners, TPG's real estate equity investment platform, which has more than $5.5 billion in assets under management and employs 27 professionals across TPG's New York, San Francisco and London offices. TPG Real Estate Partners focuses primarily on investments in companies with substantial real estate holdings, property portfolios, and select single assets primarily located in North America and Europe. Employing a value-add approach to investing, TPG Real Estate Partners leverages the full resources of TPG's global network to optimize property performance and enhance platform capabilities. Through its investments in various real estate operating platforms, including, without limitation, Parkway, Inc. (NYSE: PKY), Taylor Morrison Home Corporation (NYSE: TMHC), Evergreen Industrial Properties, Strategic Office Partners and Cushman & Wakefield, TPG Real Estate Partners provides direct insights to help inform our views on specific markets, economic and fundamental trends, sponsors, property types and underlying

## Our Portfolio

As of March 31, 2017, our portfolio consisted of 54 first mortgage loans (or interests therein) with an aggregate unpaid principal balance of $2.6 billion and four mezzanine loans with an aggregate unpaid principal balance of $58.5 million, and collectively having a weighted average credit spread of 5.2%, a weighted average all-in yield of 6.6%, a weighted average term to extended maturity (assuming all extension options have been exercised by borrowers) of 3.0 years and a weighted average LTV of 58.3%. As of March 31, 2017, 97.2% of the loan commitments in our portfolio consisted of floating rate loans, and 97.6% of the loan commitments in our portfolio consisted of first mortgage loans (or interests therein). We also had $577.5 million of unfunded loan commitments as of March 31, 2017, our funding of which is subject to satisfaction of borrower milestones. As of March 31, 2017, approximately 73% of our loans (measured by commitment) were secured by properties located in the ten largest U.S. metropolitan areas, and approximately 88% of our loans (measured by commitment) were secured by properties located in the 25 largest U.S. metropolitan areas. In addition, as of March 31, 2017, we held six CMBS investments, with an aggregate face amount of $97.9 million and a weighted average yield to final maturity of 4.4%.

From our inception through March 31, 2017, we have sustained no credit losses or impairments.

As of March 31, 2017, our portfolio, excluding our investments in CMBS, had the following diversification statistics based on loan commitments:

**Geography–Loans ($3.2 Billion)**

*By Loan Commitment ($)*[1]


NY
32.9%
CA
23.9%
FL
13.0%
GA
5.6%
VA
3.9%
IL
3.6%
TX
3.1%
WA
2.7%
MN
2.4%
CO
2.3%
Multiple
2.2%
Other (<= 2%)
4.5%

(1) Amounts may not sum to 100% due to rounding.

**Property Type–Loans ($3.2 Billion)**

*By Loan Commitment ($)*[1]


Office
Hotel
Condominium
Multifamily
Retail
Industrial
Mixed-Use
Other
26.2%
25.8%
24.1%
10.2%
6.1%
3.7%
3.6%
0.3%

(1) Amounts may not sum to 100% due to rounding.

investment vehicle or other arrangement) of securities, instruments or assets of multiple portfolio issuers, such investment for purposes of the foregoing limitation will be deemed to be multiple investments in such underlying securities, instruments and assets and not the particular vehicle, product or other arrangement in which they are aggregated).

- Any investment in excess of $300 million requires the approval of a majority of our independent directors.

These investment guidelines may be amended, supplemented or waived pursuant to the approval of our board of directors (which must include a majority of our independent directors) from time to time, but without the approval of our stockholders.

### Recent Developments

We anticipate the book value per share of our common stock and Class A common stock will be between approximately $24.85 and $24.93 per share as of June 30, 2017. On June 15, 2017, we completed a drawdown of $25 million of equity capital commitments from our existing stockholders, resulting in the issuance of 992,166 shares of common stock and 14,711 shares of Class A common stock to existing stockholders at a price of $24.83 per share, which was the book value per share of our common stock and Class A common stock as of March 31, 2017. In addition, on June 30, 2017, we declared a cash dividend for the second quarter of 2017 in the amount of $0.51 per share of common stock and Class A common stock, or $20.5 million. See "—Cash and Drawdown of Equity Capital Commitments" and "—Cash Dividends" below. Our estimated range of book value per share does not reflect the stock dividend we declared on July 3, 2017 to holders of record on that date that will result in the issuance of an additional 9,224,268 shares of our common stock and 230,815 shares of our Class A common stock upon the completion of this offering, which is discussed below, or the completion of this offering. See "—Stock Dividend." Our estimated range of the book value per share of our common stock and Class A common stock is preliminary and subject to completion of our normal quarterly closing and review procedures for the quarter ended June 30, 2017, which we have commenced. Given the timing of our estimate, however, the actual book value per share of our common stock and Class A common stock as of June 30, 2017 may differ materially, including as a result of our quarter-end closing procedures, review adjustments and other developments that may arise between now and the time our financial results for the quarter ended June 30, 2017 are finalized. Accordingly, you should not place undue reliance on our estimate. This estimated range has been prepared by, and is the responsibility of, our management and has not been reviewed or audited or subjected to any other procedures by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to this estimate.

**Our Portfolio**

*Closed Origination*s

During the three months ended March 31, 2017, we originated five first mortgage loans, including two non-consolidated senior interests, and two mezzanine loans with an aggregate commitment amount of $343.4 million, an aggregate initial funding amount of $194.8 million, an aggregate deferred funding commitment of $57.1 million, a weighted average credit spread of LIBOR plus 5.6%, a weighted average term to extended maturity of 4.9 years (assuming all extension options have been exercised by borrowers), and a weighted average LTV of 63.6%. These loans were funded with a combination of cash on hand, borrowings of approximately $129.0 million under our secured revolving repurchase facilities and note-on-note financing arrangements and the sale of non-consolidated senior interests of $91.5 million.

During the three months ended June 30, 2017, we originated three first mortgage loans with an aggregate commitment amount of $332.4 million, an aggregate initial funding amount of $283.1 million, an aggregate deferred funding commitment of $49.3 million, a weighted average credit spread of LIBOR plus 3.9%, a weighted average term to extended maturity of 4.3 years (assuming all extension options have been exercised by borrowers), and a weighted average LTV of 66.8%. These loans were funded with a combination of cash on hand and borrowings of approximately $154.5 million under our secured revolving repurchase facilities. With respect to one of these loans, we expect to borrow approximately $60.9 million under one of our secured revolving repurchase facilities, although there can be no assurance that this borrowing will occur in the size contemplated, or at all.

During the three months ended June 30, 2017, we purchased four CMBS investments with an aggregate face amount of $59.6 million and a weighted average yield to final maturity of 2.1%. Two of the CMBS investments with an aggregate face amount of $19.8 million had a rating of AAA/AAA. The remaining two CMBS investments with an aggregate face amount of $39.8 million are bonds supported by project loans that are backed by the full faith and credit of the U.S. Treasury. These investments were funded with a combination of cash on hand and borrowings of $18.4 million.

*Repayments*

During the three months ended June 30, 2017, we received principal repayments totaling $762.7 million with respect to ten first mortgage loans that were repaid in full. The weighted average credit spread of these loans, based on unpaid principal balance at the time of repayment in full, was 5.3%. Proceeds from these loan repayments were utilized to retire approximately $359.1 million of borrowings under our CLO and approximately $184.3 million of borrowings under our secured revolving repurchase facilities. Amounts so repaid under our secured revolving repurchase facilities create additional borrowing capacity for new loan originations, subject to approval rights reserved to our lenders. The difference between aggregate loan repayments and aggregate repayments under our borrowing arrangements of approximately $219.3 million represents cash available to us to fund new loan investments.

During the three months ended June 30, 2017, we received principal repayments totaling $19.8 million with respect to two CMBS investments. Proceeds from these repayments were utilized to retire $18.4 million of borrowings under our secured revolving repurchase facilities. The difference between aggregate CMBS repayments and repayments under our secured revolving repurchase facilities of approximately $1.4 million represents cash available to us to fund new investments.

*Portfolio Composition*

Our loan portfolio was broadly diversified by property type as of March 31, 2017 and May 31, 2017:

| As of March 31, 2017 | | As of May 31, 2017 | |
| --- | --- | --- | --- |
| **Property Type** | **% of Commitments** | **Property Type** | **% of Commitments** |
| Office | 26.2% | Office | 26.8% |
| Hotel | 25.8% | Condominium | 25.8% |
| Condominium | 24.1% | Hotel | 19.8% |
| Multifamily | 10.2% | Mixed-Use | 10.1% |
| Retail | 6.1% | Multifamily | 7.6% |
| Industrial | 3.7% | Retail | 6.6% |
| Mixed-Use | 3.6% | Industrial | 2.9% |
| Other | 0.3% | Other | 0.3% |
| Total | 100.0%[(1)] | Total | 100.0%[(1)] |

_____

(1) Amounts may not sum to 100% due to rounding.

*Loan Pipeline*

As of June 30, 2017, our loan origination pipeline consisted of 41 potential new commercial mortgage loan investments representing anticipated total loan commitments of approximately $3.8 billion. We are in various stages of our evaluation process with respect to these loans. We are reviewing but have not yet issued term sheets with respect to 29 of these potential loans. We have issued term sheets with respect to seven of these potential loans comprising $629.9 million of loan commitments which have not been executed by the potential borrowers. There can be no assurance that we will enter into definitive documentation with respect to any of these loans.

As of June 30, 2017, in connection with five loans representing $494.2 million of anticipated loan commitments, prospective borrowers have executed non-binding term sheets, entered into a period of exclusivity with us with respect to the proposed loans, and paid to us expense deposits to cover the direct costs of our due diligence and underwriting process. These five potential loan investments have the following attributes, in the aggregate: $494.2 million of loan commitments; $424.9 million of estimated initial funding amount; an estimated LTV of 71.0%; and an expected weighted average credit spread of LIBOR plus 4.2%. We are currently completing our underwriting and negotiating definitive loan documents for each of these five potential loan investments. These five potential loans remain subject to satisfactory completion of our underwriting and due diligence, definitive documentation and final approval by our Manager's investment committee. As a result, no assurance can be given that any of these five potential loans will close on the anticipated terms or at all. We intend to fund these five potential loans using capacity under our existing secured revolving repurchase facilities, existing cash and, depending upon the timing of closing, uncalled capital commitments, net proceeds from loan repayments, or net proceeds from this offering.

**Debt Financing Arrangements**

On June 8, 2017, we closed an amendment to our existing secured revolving repurchase facility with Wells Fargo Bank, National Association, an affiliate of one of the underwriters in this offering, to increase the maximum facility amount to $750 million from $500 million. The current extended maturity of this facility is May 2021. Additionally, on June 12, 2017, we closed an amendment to our existing secured revolving repurchase facility with Goldman Sachs Bank USA, an affiliate of one of the underwriters in this offering, to increase the maximum facility amount to $750 million from $500 million. The current extended maturity of this facility is August 2019.

We are currently negotiating an amendment to our existing secured revolving repurchase facility with Morgan Stanley Bank, N.A., an affiliate of one of the underwriters in this offering, to increase the maximum facility amount to $500 million from $250 million. The initial maturity of this facility is May 2019 and can be extended by us for additional one year periods, subject to approval by the lender. The number of extension options is not limited by the terms of this facility. We have not received a commitment to amend this facility and there can be no assurance that we will receive any such commitment or enter into a definitive agreement to amend the facility upon the terms contemplated or other terms, or at all.

We have executed a term sheet and are completing documentation with Bank of America, N.A., an affiliate of one of the underwriters in this offering, to provide a secured revolving repurchase facility of $500 million, although we have not received a commitment with respect to this facility and there can be no assurance that we will receive any such commitment or enter into a definitive agreement for the facility upon the terms contemplated or other terms, or at all. We have negotiated a term sheet with Citibank, N.A., an affiliate of one of the underwriters in this offering, to provide a secured revolving repurchase facility of $250 million, although we have not received a commitment with respect to this facility and there can be no assurance that we will receive any such commitment or enter into a definitive agreement for the facility upon the terms contemplated or other terms, or at all.

<u>Cash</u> **Dividends**

On April 25, 2017, we paid a dividend of $21.3 million, or $0.5425 per share, to our Class A common and common stockholders of record as of March 31, 2017 (the declaration date) with respect to the first quarter of 2017.

On June 30, 2017, we declared a dividend for the second quarter of 2017 in the amount of $0.51 per share of common stock and Class A common stock, or $20.5 million in the aggregate, which dividend is payable on July 25, 2017 to holders of record of our common stock and Class A common stock as of June 30, 2017. Accordingly, investors in this offering will not be entitled to receive this dividend.

**Cash and Drawdown of Equity Capital Commitments**

As of June 30, 2017, we had cash and cash equivalents of $201.0 million.

On June 15, 2017, we completed a drawdown of $25 million of equity capital commitments from existing stockholders, resulting in the issuance of 992,166 shares of common stock and 14,711 shares of Class A common stock to existing stockholders at a price of $24.83 per share, which was the book value per share of our common stock and Class A common stock as of March 31, 2017. As of the date of this prospectus, we have drawn approximately $1.0 billion of capital commitments from our existing stockholders and have approximately $198.9 million of undrawn capital commitments. Our existing stockholders' obligations to purchase additional shares of our stock from the undrawn portion of their capital commitments will terminate upon the completion of this offering.

**Stock Dividend**

On July 3, 2017, we declared a stock dividend that will result in the issuance of 9,224,268 shares of our common stock and 230,815 shares of our Class A common stock. The stock dividend will be paid upon the completion of this offering to holders of record of our common stock and our Class A common stock as of July 3, 2017. The payment of the stock dividend is contingent on the completion of this offering. Accordingly, investors in this offering will not be entitled to receive this stock dividend.

**Other Balance Sheet Information**

As of June 30, 2017:

- the approximate aggregate unpaid principal balance of our loan portfolio was $2.2 billion and we had approximately $502.7 million of unfunded loan commitments;

- the approximate weighted average credit spread of our loan portfolio was L+5.09%;

- the approximate weighted average LTV of our loan portfolio was 60.2%;

- we had cash and cash equivalents of approximately $201.0 million;

- there have been no loan impairments or loan loss reserves recorded since March 31, 2017, and there have been no material changes in our loan risk ratings since March 31, 2017; and

- the approximate unpaid principal balance of borrowings used to finance our loan portfolio was $1.5 billion, comprised of:

  - CLO borrowings of $167.3 million;

  - borrowings under our secured revolving repurchase facilities of $1.1 billion; and

  - borrowings under note-on-note financing arrangements of $231.9 million.


**Summary Risk Factors**


An investment in our common stock involves risks. You should carefully consider the following risk factors, together with the information set forth under "Risk Factors" and all other information in this prospectus, before making a decision to invest in our common stock.

- We depend on our Manager and the personnel of TPG provided to our Manager for our success. We may not find a suitable replacement for our Manager if our Management Agreement is terminated, or if key personnel cease to be employed by TPG or otherwise become unavailable to us, which would materially and adversely affect us.

- Other than any dedicated or partially dedicated chief financial officer that our Manager may elect to provide to us, the TPG personnel provided to our Manager, as our external manager, are not required to dedicate a specific portion of their time to the management of our business.

- Our Manager manages our portfolio pursuant to very broad investment guidelines and is not required to seek the approval of our board of directors for each investment, financing, asset allocation or hedging decision made by it, which may result in our making riskier loans and other investments and which could materially and adversely affect us.

- We intend to originate or acquire transitional loans, which will involve greater risk of loss than stabilized commercial mortgage loans.

- We operate in a competitive market for the origination and acquisition of attractive investment opportunities and competition may limit our ability to originate or acquire attractive investments in our target assets, which could have a material adverse effect on us.

- Interest rate fluctuations could significantly decrease our ability to generate income on our investments, which could materially and adversely affect us.

- Prepayment rates may adversely affect our financial performance and cash flows and the value of certain of our investments.

- Our investment strategy and guidelines, asset allocation and financing strategy may be changed without stockholder consent.

- We have a significant amount of debt, which subjects us to increased risk of loss, and our charter and bylaws contain no limitation on the amount of debt we may incur or have outstanding.

- There can be no assurance that we will be able to obtain or utilize additional financing arrangements in the future on similar or more favorable terms, or at all.

- If we fail to remain qualified as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders.

- Complying with REIT requirements may cause us to forego otherwise attractive investment opportunities.

- Maintenance of our exemptions from registration as an investment company under the Investment Company Act imposes significant limits on our operations. Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

- There has been no public market for our common stock prior to this offering and an active trading market may not develop or be sustained following this offering, which may negatively affect the liquidity and market price of our common stock and make it difficult for investors to sell their shares on favorable terms when desired.

### Our Structure

To date, we have conducted private offerings of our stock to investors in reliance on exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and other applicable securities laws. At the closing of each private offering, investors made capital commitments to purchase our stock from time to time at our option at the book value per share prevailing at the end of the most recent quarter. As of the date of this prospectus, we have drawn approximately $1.0 billion of capital commitments from our existing stockholders and have approximately $198.9 million of undrawn capital commitments. Our existing stockholders' obligations to purchase additional shares of stock from the undrawn portion of their capital commitments will terminate upon the completion of this offering. We have no obligation under the subscription agreements with our existing stockholders to sell shares to them in connection with this offering.

The following chart summarizes our organizational structure and equity ownership immediately after giving effect to our stock dividend described above under "—Recent Developments—Stock Dividend" and this offering. This chart is provided for illustrative purposes only and does not show all of our legal entities or ownership percentages of such entities (all percentages are calculated assuming (1) no exercise of the underwriters' option to purchase additional shares of our common stock and (2) an initial public offering price of $20.50 per share, which is the mid-point of the price range indicated on the cover of this prospectus).



**Investors in Offering**

**Directors, Director Nominees and Officers**

**Existing Stockholders (other than TPG)**

**TPG**

Less than one percent[1]

69.3%

18.1%

12.3%[2]

100%

**TPG RE Finance Trust, Inc. (Maryland) (REIT)**

Management Agreement

**TPG RE Finance Trust Management, L.P. (Delaware)**

100%

**TPG RE Finance Trust Holdco, LLC (Delaware)**

100%

| Investment and Financing Subsidiaries | CLO Issuer | Taxable REIT Subsidiaries (TRS) |

(1) Includes (a) 2,452 shares of Class A common stock that are held by our Manager and subject to vesting on August 17, 2017 (upon vesting the shares will be delivered to one of our executive officers) and (b) 197,991 shares of common stock that are held by TPG RE Finance Trust Equity, L.P. (certain of our executive officers and directors have the right to acquire voting and investment power over these shares). The shares in the immediately preceding sentence have been excluded from the shares held by TPG for purposes of calculating TPG's beneficial ownership percentage.

(2) TPG holds an aggregate of 7,441,840 shares of our stock consisting of: (a) 1,811,251 shares of our common stock held by TPG Holdings III, L.P., (b) 4,693,915 shares of our common stock held by TPG/NJ (RE) Partnership, L.P., (c) 207,714 shares of our Class A common stock held by our Manager and (d) 728,960 shares of our Class A common stock held by TPG RE Finance Trust Equity, L.P.

**Management Agreement**

On December 15, 2014, we entered into a management agreement with our Manager (the "pre-IPO Management Agreement"). Upon the completion of this offering, our pre-IPO Management Agreement will terminate,

| Type | Description |
|---|---|
| | (2) less (a) any distributions to our stockholders following the completion of this offering, (b) any amount that we or any of our subsidiaries have paid to repurchase for cash our stock following the completion of this offering and (c) any incentive compensation earned by our Manager following the completion of this offering. With respect to that portion of the period from and after the completion of this offering that is used in the calculation of incentive compensation, which is described below, or the base management fee, all items in the foregoing sentence (other than our cumulative Core Earnings) will be calculated on a daily weighted average basis. |
| **Incentive Compensation** . . . . . . . . | Our Manager will be entitled to incentive compensation which will be calculated and payable in cash with respect to each calendar quarter following the completion of this offering (or part thereof that our Management Agreement is in effect) in arrears in an amount, not less than zero, equal to the difference between: (1) the product of (a) 20% and (b) the difference between (i) our Core Earnings for the most recent 12-month period (or such lesser number of completed calendar quarters, if applicable), including the calendar quarter (or part thereof) for which the calculation of incentive compensation is being made (the "applicable period"), and (ii) the product of (A) our Equity in the most recent 12-month period (or such lesser number of completed calendar quarters, if applicable), including the applicable period, and (B) 7% per annum; and (2) the sum of any incentive compensation paid to our Manager with respect to the first three calendar quarters of the most recent 12-month period (or such lesser number of completed calendar quarters preceding the applicable period, if applicable). No incentive compensation will be payable to our Manager with respect to any calendar quarter unless Core Earnings for the 12 most recently completed calendar quarters (or such lesser number of completed calendar quarters following the completion of this offering) is greater than zero. |
| | As used herein, "Core Earnings" means the net income (loss) attributable to holders of our common stock and Class A common stock, computed in accordance with generally accepted accounting principles ("GAAP"), including realized gains and losses not otherwise included in net income (loss), and excluding (1) non-cash equity compensation expense, (2) the incentive compensation earned by our Manager, (3) depreciation and amortization, (4) any unrealized gains or losses or other similar non-cash items that are included in net income for the applicable period, regardless of whether such items are included in other comprehensive income or loss or in net income and (5) one-time events pursuant to changes in GAAP and certain material non-cash income or expense items, in each case after discussions between our Manager and our independent directors and approved by a majority of our independent directors. Pursuant to the terms of our Management Agreement, the exclusion of depreciation and amortization from the calculation of Core Earnings only applies to debt investments related to real estate to the extent that we foreclose upon the property or properties collateralizing such debt investments. |

As a REIT, we generally are not subject to U.S. federal income tax on our REIT taxable income that we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and generally will be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification. Accordingly, our failure to remain qualified as a REIT could materially and adversely affect us, including our ability to make distributions to our stockholders in the future. Even if we remain qualified for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income or property. See "U.S. Federal Income Tax Considerations—Taxation of TPG RE Finance Trust, Inc."

**Investment Company Act Exclusion or Exemption**

We conduct, and intend to continue to conduct, our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act. Complying with provisions that allow us to avoid the consequences of registration under the Investment Company Act may at times require us to forego otherwise attractive opportunities and limit the manner in which we conduct our operations. We conduct our operations so that we are not an "investment company" as defined in Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act. We believe we are not an investment company under Section 3(a)(1)(A) of the Investment Company Act because we do not engage primarily, or hold ourselves out as being engaged primarily, in the business of investing, reinvesting or trading in securities. Rather, through our wholly-owned or majority-owned subsidiaries, we are primarily engaged in non-investment company businesses related to real estate. In addition, we intend to conduct our operations so that we do not come within the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act because less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will consist of "investment securities." Excluded from the term "investment securities" (as that term is defined in the Investment Company Act) are securities issued by majority-owned subsidiaries that are themselves not investment companies and are not relying on the exclusions from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Our interests in wholly-owned or majority-owned subsidiaries that qualify for the exclusion pursuant to Section 3(c)(5)(C), as described below, or another exclusion or exception under the Investment Company Act (other than Section 3(c)(1) or Section 3(c)(7) thereof), do not constitute "investment securities."

We hold our assets primarily through direct or indirect wholly-owned or majority-owned subsidiaries, certain of which are excluded from the definition of investment company pursuant to Section 3(c)(5)(C) of the Investment Company Act. We will classify our assets for purposes of certain of our subsidiaries' Section 3(c)(5)(C) exemption from the Investment Company Act based upon positions set forth by the SEC staff. Based on such positions, to qualify for the exclusion pursuant to Section 3(c)(5)(C), each such subsidiary generally is required to hold at least (i) 55% of its assets in "qualifying" real estate assets and (ii) at least 80% of its assets in "qualifying" real estate assets and real estate-related assets.

As a consequence of our seeking to avoid the need to register under the Investment Company Act on an ongoing basis, we and/or our subsidiaries may be restricted from making certain investments or may structure investments in a manner that would be less advantageous to us than would be the case in the absence of such requirements. In particular, a change in the value of any of our assets could negatively affect our ability to avoid the need to register under the Investment Company Act and cause the need for a restructuring of our investment portfolio. For example, these restrictions may limit our and our subsidiaries' ability to invest directly in mortgage-backed securities that represent less than the entire ownership in a pool of senior mortgage loans, debt and equity tranches of securitizations and certain asset-backed securities, non-controlling equity interests in real estate companies or in assets not related to real estate; however, we and our subsidiaries may invest in such securities to a certain extent. In addition, seeking to avoid the need to register under the Investment Company Act may cause us and/or our subsidiaries to acquire or hold additional assets that we might not otherwise have acquired or held or dispose of investments that we and/or our subsidiaries might not have otherwise disposed of, which could result in higher costs or lower proceeds to us than we would have paid or received if we were not seeking to comply with such requirements. Thus, avoiding registration under the Investment Company Act may hinder our ability to operate solely on the basis of maximizing profits.

If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act) and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan, which could materially and adversely affect our ability to pay distributions to our stockholders.

See "Risk Factors—Risks Related to Our Company—Maintenance of our exemptions from registration as an investment company under the Investment Company Act imposes significant limits on our operations. Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act. " and "Business—Operating and Regulatory Structure—Investment Company Act Exclusion or Exemption."

### Restrictions on Ownership and Transfer of Shares

Our charter, subject to certain exceptions and after the application of certain attribution rules, restricts ownership of more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. Our charter also prohibits any person from directly or indirectly owning shares of our capital stock of any class or series if such ownership would result in us being "closely held" under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT.

## The Offering

Shares of common stock offered by us . . . . . . . . . . . . . . . . . . . . . . . . . 11,000,000 shares (plus up to an additional 1,650,000 shares that we may issue and sell upon the exercise of the underwriters' option to purchase additional shares of our common stock).

Stock dividend . . . . . . . . . . . . . . . . . . . . 9,224,268 shares of our common stock and 230,815 shares of our Class A common stock. On July 3, 2017, we declared a stock dividend that will result in the issuance of these additional shares upon the completion of this offering to holders of record of our common stock and Class A common stock as of July 3, 2017. The payment of the stock dividend is contingent on the completion of this offering. Accordingly, investors in this offering will not be entitled to receive this stock dividend.

Shares of common stock outstanding after our stock dividend and this offering . . . . . . . . . . . . . . . . . . . . . . 59,476,487 shares (or 61,126,487 shares if the underwriters exercise their option to purchase additional shares of our common stock in full).[1]

Shares of Class A common stock outstanding after our stock dividend and this offering . . . . . . . . . . . . . . . . 1,213,026 shares. The preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Class A common stock are identical to the common stock, except (1) the Class A common stock is not a "margin security" as defined in Regulation U of the Board of Governors of the U.S. Federal Reserve System (and rulings and interpretations thereunder) and may not be listed on a national securities exchange or a national market system and (2) each share of Class A common stock is convertible at any time or from time to time, at the option of the holder, for one fully paid and nonassessable share of common stock. The Class A common stock votes together with the common stock as a single class.

Use of proceeds . . . . . . . . . . . . . . . . . . . We expect to receive net proceeds from this offering of approximately $205.1 million (or approximately $236.9 million if the underwriters exercise their option to purchase additional shares of our

---

(1) Excludes (i) 1,213,026 shares of common stock issuable upon conversion of the outstanding shares of Class A common stock (each share of Class A common stock is convertible at any time and from time to time, at the option of the holder, for one share of common stock) and (ii) 4,551,713 shares of our common stock reserved for future issuance under our equity incentive plan (assuming 11,000,000 shares of our common stock are sold in this offering without giving effect to any exercise of the underwriters' option to purchase additional shares of our common stock). Our equity incentive plan provides for grants of equity-based awards up to an aggregate of 7.5% of the issued and outstanding shares of our stock upon the completion of our stock dividend and this offering (on a fully-diluted basis and including any shares of our common stock issued upon exercise of the underwriters' option to purchase additional shares of our common stock). See "Management—Equity Incentive Plan."

common stock in full), assuming an initial public offering price of $20.50 per share, which is the mid-point of the price range indicated on the cover of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to originate and acquire our target assets in a manner consistent with our investment strategy and investment guidelines described in this prospectus.

Until appropriate investments can be identified, our Manager may invest the net proceeds from this offering in money market funds, bank accounts, overnight repurchase agreements with primary federal reserve bank dealers collateralized by direct U.S. government obligations and other instruments or investments reasonably determined by our Manager to be of high quality and that are consistent with our intention to qualify as a REIT and maintain our exclusion or exemption from regulation under the Investment Company Act. These investments are expected to provide a lower net return than we seek to achieve from our target assets. In addition, prior to the time we have fully invested the net proceeds from this offering to originate or acquire our target assets, we may temporarily reduce amounts outstanding under our secured revolving repurchase facilities with a portion of the net proceeds from this offering.

See "Use of Proceeds."

Distribution policy . . . . . . . . . . . . . . . . . . Following the completion of this offering, we intend to make regular quarterly distributions to our stockholders, consistent with our intention to continue to qualify as a REIT for U.S. federal income tax purposes. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income. As a result, in order to satisfy the requirements for us to continue to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to our stockholders out of assets legally available therefor.

Restrictions on ownership and
 transfer . . . . . . . . . . . . . . . . . . . . . . . . To assist us in qualifying as a REIT, our charter generally restricts ownership of our stock to no more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. Our charter also prohibits any person from directly or indirectly owning shares of our capital stock of any class or series if such ownership would result in us being "closely held" under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT.

10b5-1 Purchase Plan . . . . . . . . . . . . . . Prior to the completion of this offering, we intend to enter into an agreement (the "10b5-1 Purchase Plan") with Goldman Sachs & Co. LLC, one of the underwriters in this offering. Pursuant to the 10b5-1

Purchase Plan, Goldman Sachs & Co. LLC, as our agent, will buy in the open market up to $35.0 million in shares of our common stock in the aggregate during the period beginning four full calendar weeks following the completion of this offering and ending 12 months thereafter or, if sooner, the date on which all the capital committed to the 10b5-1 Purchase Plan has been exhausted. The 10b5-1 Purchase Plan will require Goldman Sachs & Co. LLC to purchase for us shares of our common stock when the market price per share is below the book value. The purchase of shares of our common stock by Goldman Sachs & Co. LLC for us pursuant to the 10b5-1 Purchase Plan is intended to satisfy the conditions of Rules 10b5-1 and 10b-18 under the Exchange Act and will otherwise be subject to applicable law, including Regulation M under the Securities Act, which may prohibit purchases under certain circumstances. Under the 10b5-1 Purchase Plan, Goldman Sachs & Co. LLC will increase the volume of purchases made for us as the market price per share of our common stock declines below the book value, subject to volume restrictions imposed by the 10b5-1 Purchase Plan and Rule 10b-18 under the Exchange Act. For purposes of the 10b5-1 Purchase Plan, "book value" means, as of the date of any purchase, the book value per share of our common stock and Class A common stock as of the end of the most recent quarterly period for which financial statements are available, calculated in accordance with GAAP and adjusted to give effect to any subsequent cash distribution made to holders of our common stock and Class A common stock from and after the record date for such distribution. Purchases of shares of our common stock by Goldman Sachs & Co. LLC for us under the 10b5-1 Purchase Plan may result in the market price of our common stock being higher than the price that otherwise might exist in the open market. See "Risk Factors—Risks Related to our Common Stock and this Offering—Purchases of our common stock by Goldman Sachs & Co. LLC for us under the 10b5-1 Purchase Plan may result in the market price of our common stock being higher than the price that otherwise might exist in the open market."

Listing . . . . . . . . . . . . . . . . . . . . . . . . . . . Currently there is no public market for our common stock. Our common stock has been approved for listing, subject to official notice of issuance, on the NYSE under the symbol "TRTX."

Risk factors . . . . . . . . . . . . . . . . . . . . . . . Investing in our common stock involves risks. You should carefully read and consider the information set forth under "Risk Factors" beginning on page 36 of this prospectus and all other information in this prospectus before making a decision to invest in our common stock.

interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. Interest rate fluctuations resulting in our interest expense exceeding our interest income would result in operating losses for us. Changes in the level of interest rates also may affect our ability to originate or acquire investments and may impair the value of our investments and our ability to realize gains from the disposition of assets. Changes in interest rates may also affect borrower default rates.

Our operating results depend, in part, on differences between the income earned on our investments, net of credit losses, and our financing costs. For any period during which our investments are not match-funded, the income earned on such investments may respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, could materially and adversely affect us.

***Prepayment rates may adversely affect our financial performance and cash flows and the value of certain of our investments.***

Our business is currently focused on originating floating rate mortgage loans secured by commercial real estate assets. Generally, our mortgage loan borrowers may repay their loans prior to their stated maturities. In periods of declining interest rates and/or credit spreads, prepayment rates on loans generally increase. If general interest rates or credit spreads decline at the same time, the proceeds of such prepayments received during such periods may not be reinvested for some period of time and may be reinvested by us in comparable assets yielding less than the yields on the assets that were prepaid.

Because our mortgage loans are generally not originated or acquired at a premium to par, prepayment rates do not materially affect the value of such loan assets. However, the value of certain other assets may be affected by prepayment rates. For example, if we acquire fixed rate CMBS or other fixed rate mortgage-related securities, or a pool of such mortgage securities in the future, we would anticipate that the underlying mortgages would prepay at a projected rate generating an expected yield. If we were to purchase such assets at a premium to par value, if borrowers prepay their loans faster than expected, the corresponding prepayments on any such mortgage-related securities would likely reduce the expected yield. Conversely, if we were to purchase such assets at a discount to par value, when borrowers prepay their loans slower than expected, the decrease in corresponding prepayments on the mortgage-related securities would likely reduce the expected yield. In addition, if we were to purchase such assets at a discount to par value, when borrowers prepay their loans faster than expected, the increase in corresponding prepayments on the mortgage-related securities would likely increase the expected yield.

Prepayment rates on floating rate and fixed rate loans may differ in different interest rate environments, and may be affected by a number of factors, including, but not limited to, economic, social, geographic, demographic and legal factors, all of which are beyond our control, and structural factors such as call protection. Consequently, such prepayment rates cannot be predicted with certainty and no strategy can completely insulate us from prepayment risk. See "Prospectus Summary—Recent Developments—Repayments."

***Our investments may be concentrated and could be subject to risk of default.***

We are not required to observe specific diversification criteria, except as may be set forth in the investment guidelines adopted by our board of directors. Therefore, our investments in our target assets may at times be concentrated in certain property types that are subject to higher risk of foreclosure, or secured by properties concentrated in a limited number of geographic locations. For example, as of March 31, 2017, approximately 24.9% and 18.7% of the loans in our portfolio, based on total loan commitments and carrying value, respectively, consisted of condominium loans. Although we attempt to mitigate our risk through various credit and structural protections, including completion guarantees and requiring significant pre-sales pursuant to executed contracts with meaningful cash deposits, we cannot assure you that these efforts will be successful. To the extent that our portfolio is concentrated in any one region or type of asset, downturns relating generally to leads to repeat and referral business. Accordingly, TPG and our Manager must be able to attract, motivate and retain skilled loan originators. The market for loan originators is highly competitive and may lead to increased costs to hire and retain them. We cannot guarantee that TPG and our Manager will be able to attract or retain qualified loan originators. If TPG and our Manager cannot attract, motivate or retain a sufficient number of skilled loan originators, or even if they can motivate or retain them but at higher costs, we could be materially and adversely affected. We also depend on TPG and our Manager for a network of loan brokers, which we anticipate may generate a significant portion of our loan originations. While TPG and our Manager will strive to continue to cultivate long-standing relationships that generate repeat business for us, brokers are free to transact business with other lenders and have done so in the past and will do so in the future. Our competitors also have relationships with some of our brokers and actively compete with us in bidding on loans marketed by these brokers, which could impair our loan origination volume and reduce our returns. There can be no assurance that TPG and our Manager will be able to maintain or develop new relationships with additional brokers.

***Maintenance of our exemptions from registration as an investment company under the Investment Company Act imposes significant limits on our operations. Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.***

We conduct, and intend to continue to conduct, our operations so that we are not required to register as an "investment company" as defined in Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act. We believe we are not an investment company under Section 3(a)(1)(A) of the Investment Company Act because we do not engage primarily, or hold ourselves out as being engaged primarily, in the business of investing, reinvesting or trading in securities. Rather, through our wholly-owned or majority-owned subsidiaries, we are primarily engaged in non-investment company businesses related to real estate. In addition, we intend to conduct our operations so that we do not come within the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act because less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will consist of "investment securities" (the "40% test"). Excluded from the term "investment securities" (as that term is defined in the Investment Company Act) are securities issued by majority-owned subsidiaries that are themselves not investment companies and are not relying on the exclusions from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Our interests in wholly-owned or majority-owned subsidiaries that qualify for the exclusion pursuant to Section 3(c)(5)(C), as described below, or another exclusion or exception under the Investment Company Act (other than Section 3(c)(1) or Section 3(c)(7) thereof), do not constitute "investment securities."

To maintain our status as a non-investment company, the securities issued to us by any wholly owned or majority-owned subsidiaries that we may form in the future that are excluded from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis. We will monitor our holdings to ensure ongoing compliance with this test, but there can be no assurance that we will be able to maintain an exclusion or exemption from registration. The 40% test limits the types of businesses in which we may engage through our subsidiaries. In addition, the assets we and our subsidiaries may originate or acquire are limited by the provisions of the Investment Company Act and the rules and regulations promulgated under the Investment Company Act, which may materially and adversely affect us.

We hold our assets primarily through direct or indirect wholly-owned or majority-owned subsidiaries, certain of which are excluded from the definition of investment company pursuant to Section 3(c)(5)(C) of the Investment Company Act. We will classify our assets for purposes of certain of our subsidiaries' Section 3(c)(5)(C) exemption from the Investment Company Act based upon positions set forth by the SEC staff. Based on such positions, to qualify for the exclusion pursuant to Section 3(c)(5)(C), each such subsidiary generally is required to hold at least (i) 55% of its assets in "qualifying" real estate assets, which we refer to as "Qualifying Interests," and (ii) at least 80% of its assets in Qualifying Interests and real estate-related assets. Qualifying Interests for this purpose include senior mortgage loans, certain B-Notes and certain mezzanine loans that satisfy various conditions as set forth in SEC staff no-action letters and other guidance, and other assets that the SEC staff in various no-action letters and other guidance has determined are Qualifying Interests for the purposes of the Investment Company Act. We treat as real estate-related assets B-Notes, CMBS and mezzanine loans that do not satisfy the conditions set forth in the relevant SEC staff no-action letters and other guidance, and debt and equity securities of companies primarily engaged in real estate businesses. The SEC has not published guidance with respect to the treatment of the *pari passu* participation interests in senior mortgage loans held by TPG RE Finance Trust CLO Issuer, L.P. ("CLO Issuer") and certain of its subsidiaries for purposes of the Section 3(c)(5)(C) exclusion. Unless the SEC or its staff issues guidance applicable to the participation interests held by CLO Issuer and its subsidiaries, we intend to treat the participation interests as real estate-related assets. Because of the composition of the assets of CLO Issuer and its subsidiaries, we currently treat CLO Issuer and its subsidiaries as excluded from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, and treat the securities issued by them to us as "investment securities" for purposes of the 40% test.

SEC no-action positions are based on specific factual situations that differ in some regards from the factual situations we and our subsidiaries may face, and as a result, we may have to apply SEC staff guidance that relates to other factual situations by analogy. A number of these no-action positions were issued more than twenty years ago. There may be no guidance from the SEC staff that applies directly to our factual situations, and the SEC may disagree with our conclusion that the published guidance applies in the manner we have concluded. No assurance can be given that the SEC or its staff will concur with our classification of our assets. In addition, the SEC or its staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act, including for purposes of our subsidiaries' compliance with the exclusion provided in Section 3(c)(5)(C) of the Investment Company Act. There is no guarantee that we will be able to adjust our assets in the manner required to maintain our exclusion or exemption from the Investment Company Act and any adjustment in our strategy or assets could have a material adverse effect on us.

To the extent that the SEC or its staff provides more specific guidance regarding any of the matters bearing upon the definition of investment company and the exemptions to that definition, we may be required to adjust our strategy accordingly. On August 31, 2011, the SEC issued a concept release and request for comments regarding the Section 3(c)(5)(C) exclusion (Release No. IC-29778) in which it contemplated the possibility of issuing new rules or providing new interpretations of the exemption that might, among other things, define the phrase "liens on and other interests in real estate" or consider sources of income in determining a company's "primary business." Any additional guidance from the SEC or its staff could further inhibit our ability to pursue the strategies we have chosen.

Because registration as an investment company would significantly affect our (or our subsidiaries') ability to engage in certain transactions or be structured in the manner we currently are, we intend to conduct our business so that we and our wholly-owned subsidiaries and majority-owned subsidiaries will continue to satisfy the requirements to avoid regulation as an investment company. However, there can be no assurance that we or our subsidiaries will be able to satisfy these requirements and maintain our and their exclusion or exemption from such registration. If we or our wholly-owned subsidiaries or our majority-owned subsidiaries do not meet these requirements, we could be forced to alter our investment portfolio by selling or otherwise disposing of a substantial portion of the assets that do not satisfy the applicable requirements or by acquiring a significant position in assets that are Qualifying Interests. Such investments may not represent an optimum use of capital when compared to the available investments we and our subsidiaries target pursuant to our investment strategy. These investments may present additional risks to us, and these risks may be compounded by our inexperience with such investments. Altering our investment portfolio in this manner may materially and adverse affect us if we are forced to dispose of or acquire assets in an unfavorable market.

There can be no assurance that we and our subsidiaries will be able to successfully avoid operating as an unregistered investment company. If it were established that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would be unable to enforce contracts with third parties, that third parties could seek to obtain rescission of transactions undertaken during the period for which it was established that we were an unregistered investment company, and that we would be subject to limitations on corporate leverage that would have an adverse impact on our investment returns.

If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act) and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan, which could materially and adversely affect our ability to pay distributions to our stockholders. Because affiliate transactions generally are prohibited under the Investment Company Act, we would not be able to enter into transactions with any of our affiliates if we fail to maintain our exclusion or exemption, and our Manager may terminate our Management Agreement if we become required to register as an investment company, with such termination deemed to occur immediately before such event. If our Management Agreement is terminated, it could constitute an event of default under our financing arrangements and financial institutions may then have the right to accelerate their outstanding loans to us and terminate their arrangements and their obligation to advance funds to us in the future. In addition, we may not be able to secure a replacement manager on favorable terms, if at all. Thus, compliance with the requirements of the Investment Company Act imposes significant limits on our operations, and our failure to comply with those requirements would likely have a material adverse effect on us.

Morgan Stanley Bank, N.A. and Wells Fargo Bank, National Association, affiliates of certain of the underwriters in this offering, as well as with Royal Bank of Canada and U.S. Bank National Association, with an aggregate maximum size of approximately $1.7 billion for loans and $1.9 billion for loans and CMBS combined.

On June 8, 2017, we closed an amendment to our existing secured revolving repurchase facility with Wells Fargo Bank, National Association, an affiliate of one of the underwriters in this offering, to increase the maximum facility amount to $750 million from $500 million. The current extended maturity of this facility is May 2021. Additionally, on June 12, 2017, we closed an amendment to our existing secured revolving repurchase facility with Goldman Sachs Bank USA, an affiliate of one of the underwriters in this offering, to increase the maximum facility amount to $750 million from $500 million. The current extended maturity of this facility is August 2019.

We are currently negotiating an amendment to our existing secured revolving repurchase facility with Morgan Stanley Bank, N.A., an affiliate of one of the underwriters in this offering, to increase the maximum facility amount to $500 million from $250 million. The initial maturity of this facility is May 2019 and can be extended by us for additional one year periods, subject to approval by the lender. The number of extension options is not limited by the terms of this facility. We have not received a commitment to amend this facility and there can be no assurance that we will receive any such commitment or enter into a definitive agreement to amend the facility upon the terms contemplated or other terms, or at all.

We have executed a term sheet and are completing documentation with Bank of America, N.A., an affiliate of one of the underwriters in this offering, to provide a secured revolving repurchase facility of $500 million, although we have not received a commitment with respect to this facility and there can be no assurance that we will receive any such commitment or enter into a definitive agreement for the facility upon the terms contemplated or other terms, or at all. We have negotiated a term sheet with Citibank, N.A., an affiliate of one of the underwriters in this offering, to provide a secured revolving repurchase facility of $250 million, although we have not received a commitment with respect to this facility and there can be no assurance that we will receive any such commitment or enter into a definitive agreement for the facility upon the terms contemplated or other terms, or at all.

Subject to compliance with the leverage covenants contained in our secured revolving repurchase facilities and other financing documents, we expect that the amount of leverage that we will incur in the future will take into account a variety of factors, which may include our Manager's assessment of credit, liquidity, price volatility and other risks of our investments and the financing counterparties, the potential for losses and extension risk in our portfolio and availability of particular types of financing at the then-current rate. Given current market conditions, we expect that our overall leverage will not exceed, on a debt-to-equity basis, a ratio of 3:1, although we may employ more or less leverage on individual loan investments after consideration of the impact on expected risk and return of the specific situation and future changes in value of underlying properties may result in debt-to-equity ratios in excess of 3:1. To the extent we believe market conditions are favorable, we may revise our leverage policy in the future. Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including the risk that:

- our cash flow from operations may be insufficient to make required payments of principal of and interest on our debt, which is likely to result in (a) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision), which we then may be unable to repay from internal funds or to refinance on favorable terms, or at all, (b) our inability to borrow undrawn amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements, which would result in a decrease in our liquidity, and/or (c) the loss of some or all of our collateral assets to foreclosure or sale;

- our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase in an amount sufficient to offset the higher financing costs;

- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder distributions or other purposes; and

- we may not be able to refinance any debt that matures prior to the maturity (or realization) of an underlying investment it was used to finance on favorable terms or at all.

There can be no assurance that our leverage strategy will be successful, and our leverage strategy may cause us to incur significant losses, which could materially and adversely affect us.

***There can be no assurance that we will be able to obtain or utilize additional financing arrangements in the future on similar or more favorable terms, or at all.***

Our ability to fund our investments and refinance our existing indebtedness will be impacted by our ability to secure additional financing through various arrangements, including secured revolving repurchase facilities, non-recourse CLO financing and asset-specific financing structures, on favorable terms. Over time, in addition to these types of financings, we may use other forms of leverage, including secured and unsecured warehouse facilities, structured financing, derivative instruments and public and private secured and unsecured debt issuances by us or our subsidiaries. In addition, in certain instances, we originate our mezzanine loans in connection with the contemporaneous issuance of a first mortgage loan to a third-party lender or the non-recourse transfer of a first mortgage loan originated by us. In either case, the senior mortgage loan is not included on our balance sheet, and we refer to such senior loan interest as a "non-consolidated senior interest." When we originate a loan in connection with the contemporaneous issuance or the non-recourse transfer of a non-consolidated senior interest, we retain on our balance sheet a mezzanine loan. Our access to additional sources of financing will depend upon a number of factors, over which we have little or no control, including:

- general economic or market conditions;

- the market's view of the quality of our investments;

- the market's perception of our growth potential;

- our current and potential future earnings and cash distributions; and

- the market price of our common stock.

We also expect to periodically access the capital markets to raise cash to fund new investments. Unfavorable economic or capital market conditions may increase our funding costs, limit our access to the capital markets or could result in a decision by our potential lenders not to extend credit. An inability to successfully access the capital markets could limit our ability to grow our business and fully execute our investment strategy and could decrease our earnings and liquidity. In addition, any dislocation or weakness in the capital and credit markets could adversely affect one or more lenders and could cause one or more of our lenders to be unwilling or unable to provide us with financing or to increase the costs of that financing. In addition, as regulatory capital requirements imposed on our lenders are increased, they may be required to limit, or increase the cost of, financing they provide to us. In general, this could potentially increase our financing costs and reduce our liquidity or require us to sell assets at an inopportune time or price. Accordingly, there can be no assurance that we will be able to obtain or utilize any financing arrangements in the future on similar or more favorable terms, or at all. In addition, even if we are able to access the capital markets, significant balances may be held in cash or cash equivalents pending future investment as we may be unable to invest proceeds on the timeline anticipated.

***Our current financing arrangements contain, and our future financing arrangements likely will contain, various financial and operational covenants, and a default of any such covenants could materially and adversely affect us.***

Our current financing arrangements contain, and our future financing arrangements likely will contain, various financial and operational covenants affecting our ability and, in certain cases, our subsidiaries' ability, to

***The initial public offering price per share of our common stock offered under this prospectus may not accurately reflect the value of your investment.***

Prior to this offering, there has been no market for our common stock. The initial public offering price per share of our common stock offered by this prospectus was negotiated among us and the underwriters, and therefore may not accurately reflect the value of your investment. Factors considered in determining the price of our common stock include:

- the valuation multiples of publicly-traded companies that the representatives for the underwriters believe to be comparable to us;

- our financial information;

- the history of, and the prospects for, our company and the industry in which we compete;

- an assessment of our Manager, its past and present operations, and the prospects for, and timing of, our future revenues;

- the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours; and

- other factors deemed relevant by the underwriters and us.

***You will experience immediate and substantial dilution from the purchase of our common stock in this offering.***

If you purchase common stock in this offering, you will experience immediate dilution of approximately $1.00 per share of our common stock, based upon an assumed initial public offering price of $20.50 per share, which is the mid-point of the price range indicated on the cover of this prospectus, and assuming no exercise by the underwriters of their option to purchase additional shares of our common stock. This means that investors that purchase shares of our common stock in this offering will pay a price per share that exceeds our net tangible book value per share of our common stock and Class A common stock after giving effect to the payment of our cash dividend with respect to the second quarter of 2017, the issuance of additional shares of our common stock and Class A common stock upon the completion of this offering in connection with a stock dividend payable to holders of record of our common stock and Class A common stock as of July 3, 2017 and the completion of this offering. See "Dilution."

***Common stock eligible for future sale may have adverse effects on the market price of our common stock.***

We are offering 11,000,000 shares of our common stock as described in this prospectus (excluding the underwriters' option to purchase up to an additional 1,650,000 shares of our common stock). We and our existing stockholders (other than those referenced in the next sentence) have agreed with the underwriters in this offering not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock (including our Class A common stock), for 180 days after the date of this prospectus without first obtaining the written consent of each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., subject to certain limited exceptions. In addition, our executive officers and directors, our Manager, TPG Holdings III, L.P. and TPG RE Finance Trust Equity, L.P. have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock (including our Class A common stock), for 365 days after the date of this prospectus without first obtaining the written consent of each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., subject to certain limited exceptions.

In connection with our Formation Transaction, we entered into a registration rights agreement with TPG, our Manager and our existing stockholders other than TPG. The registration rights agreement provides these stockholders with certain demand and shelf registration rights, which will be subject to lock-up agreements with the underwriters in this offering, and piggyback registration rights, which have been waived in connection with this offering. In addition, we intend to file a registration statement on Form S-8 to register the issuance of the total number of shares of our common stock that may be issued under our equity incentive plan. See "Shares Eligible for Future Sale—Registration Rights" and "Shares Eligible for Future Sale—Our Equity Incentive Plan."

Assuming no exercise of the underwriters' option to purchase additional shares of our common stock, approximately 81.8% of our stock outstanding upon the completion of this offering will be subject to lock-up agreements. When these lock-up periods expire, these shares of stock will become eligible for resale, in some cases subject to the requirements of Rule 144 under the Securities Act, which are described under "Shares Eligible for Future Sale."

We cannot predict the effect, if any, of future issuances or sales of our stock, or the availability of shares for future issuances or sales, on the market price of our common stock. The market price of our common stock may decline significantly when the restrictions on resale by certain of our stockholders lapse. Issuances or sales of substantial amounts of stock or the perception that such issuances or sales could occur may adversely affect the prevailing market price for our common stock.

After the completion of this offering, we may issue shares of restricted stock and other equity-based awards under our equity incentive plan. Also, we may issue additional shares of our stock in subsequent public offerings or private placements to make new investments or for other purposes. We are not required to offer any such shares to existing stockholders on a preemptive basis. Therefore, it may not be possible for existing stockholders to participate in such future stock issuances, which may dilute the then existing stockholders' interests in us.

***We have not established a minimum distribution payment level and we cannot assure you of our ability to pay distributions in the future.***

We are generally required to distribute to our stockholders at least 90% of our REIT taxable income each year for us to qualify as a REIT under the Internal Revenue Code, which requirement we currently intend to satisfy through quarterly distributions of all or substantially all of our REIT taxable income in such year, subject to certain adjustments. We have not established a minimum distribution payment level and our ability to make distributions may be adversely affected by a number of factors, including the risk factors described in this prospectus. Distributions to our stockholders, if any, will be authorized by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including our historical and projected results of operations, cash flows and financial condition, our financing covenants, maintenance of our REIT qualification, applicable provisions of the MGCL and such other factors as our board of directors deems relevant.

We believe that a change in any one of the following factors could adversely affect our results of operations and cash flows and impair our ability to make distributions to our stockholders:

- the profitability of the investment of the net proceeds from this offering;

- our ability to make attractive investments;

- margin calls or other expenses that reduce our cash flows;

- defaults or prepayments in our investment portfolio or decreases in the value of our investment portfolio; and

- the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

**USE OF PROCEEDS**

We expect to receive net proceeds from this offering of approximately $205.1 million after deducting the underwriting discount and estimated offering expenses of approximately $6.9 million payable by us (or, if the underwriters exercise their option to purchase 1,650,000 additional shares of our common stock in full, approximately $236.9 million after deducting the underwriting discount and estimated offering expenses of approximately $6.9 million payable by us), assuming an initial public offering price of $20.50 per share, which is the mid-point of the price range indicated on the cover of this prospectus.

We intend to use the net proceeds from this offering to originate and acquire our target assets in a manner consistent with our investment strategy and investment guidelines described in this prospectus. We expect to fully deploy the net proceeds from this offering in our target assets by the end of the first quarter of 2018. However, there can be no assurance that we will use all or any of such proceeds to originate or acquire our target assets by such time. The allocation of our capital among our target assets will depend on prevailing market conditions and may change over time in response to opportunities available in different interest rate, economic and credit environments.

Until appropriate investments can be identified, our Manager may invest the net proceeds from this offering in money market funds, bank accounts, overnight repurchase agreements with primary federal reserve bank dealers collateralized by direct U.S. government obligations and other instruments or investments reasonably determined by our Manager to be of high quality and that are consistent with our intention to qualify as a REIT and maintain our exclusion or exemption from regulation under the Investment Company Act. These investments are expected to provide a lower net return than we seek to achieve from our target assets. In addition, prior to the time we have fully invested the net proceeds from this offering to originate or acquire our target assets, we may temporarily reduce amounts outstanding under our secured revolving repurchase facilities with a portion of the net proceeds from this offering. Affiliates of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC, each an underwriter in this offering, are lenders under our secured revolving repurchase facilities and would receive a portion of the net proceeds from this offering to the extent amounts outstanding under the applicable secured revolving repurchase facilities are temporarily reduced with such net proceeds. See "Underwriting—Other Relationships."

## Dividends Declared

The table below sets forth information with respect to the per share cash dividends declared on our stock during the fiscal years ended December 31, 2015 and 2016 and the six months ended June 30, 2017.

| | Date Declared | Payment Date | Cash Dividend Per Share | Book Value Per Share[1] | Dividend Yield[2] |
|---|---|---|---|---|---|
| **2015**[3] | | | | | |
| First Quarter | April 14, 2015 | April 15, 2015 | $0.5882 | $25.22 | 9.3% |
| Second Quarter | July 14, 2015 | July 15, 2015 | $0.6792 | $25.25 | 10.8% |
| Third Quarter | October 27, 2015 | October 28, 2015 | $0.2415 | $25.13 | 3.8% |
| Fourth Quarter | December 31, 2015 | January 25, 2016 | $0.8456 | $24.62 | 13.7% |
| **2016**[3] | | | | | |
| First Quarter | April 8, 2016 | April 25, 2016 | $0.5254 | $25.18 | 8.3% |
| Second Quarter | July 22, 2016 | July 26, 2016 | $0.4903 | $25.20 | 7.8% |
| Third Quarter | September 29, 2016 | October 26, 2016 | $0.5120 | $24.77 | 8.3% |
| Fourth Quarter[4] | December 23, 2016 | January 25, 2017 | $0.1020 | $24.74 | 1.7% |
| Fourth Quarter[4] | December 23, 2016 | February 1, 2017 | $0.3657 | $24.74 | 5.9% |
| **2017**[3] | | | | | |
| First Quarter | March 31, 2017 | April 25, 2017 | $0.5425 | $24.83 | 8.7% |
| Second Quarter | June 30, 2017 | July 25, 2017 | $0.5100[5] | $24.89[6] | 8.2% |

(1) As of the end of the most recently completed calendar quarter prior to the dividend payment date.

(2) Represents cash dividends paid per share divided by book value per share.

(3) Period for which the dividend was declared.

(4) Our dividend declared during the fourth quarter of 2016 was distributed to our stockholders in two installments on January 25, 2017 and February 1, 2017. The combined dividend yield for the fourth quarter of 2016 was 7.6%.

(5) On June 30, 2017, we declared a dividend for the second quarter of 2017 in the amount of $0.51 per share of common stock and Class A common stock, or $20.5 million in the aggregate, which dividend is payable on July 25, 2017 to holders of record of our common stock and Class A common stock as of June 30, 2017. Accordingly, investors in this offering will not be entitled to receive this dividend.

(6) We anticipate the book value per share of our common stock and Class A common stock will be between approximately $24.85 and $24.93 per share as of June 30, 2017. The amount shown in the table above represents the mid-point of this estimated range. Our estimated range of book value per share does not reflect the stock dividend we declared on July 3, 2017 to holders of record on that date that will result in the issuance of an additional 9,224,268 shares of our common stock and 230,815 shares of our Class A common stock upon the completion of this offering. The estimated range of the book value per share of our common stock and our Class A common stock is preliminary and subject to completion of our normal quarterly closing and review procedures for the quarter ended June 30, 2017, which we have commenced. Given the timing of our estimate, however, the actual book value per share of our common stock and Class A common stock as of June 30, 2017 may differ materially, including as a result of our quarter-end closing procedures, review adjustments and other developments that may arise between now and the time our financial results for the quarter ended June 30, 2017 are finalized. Accordingly, you should not place undue reliance on our estimate. This estimated range has been prepared by, and is the responsibility of, our management and has not been reviewed or audited or subjected to any other procedures by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to this estimate.

## CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization at March 31, 2017:

- on an actual basis;

- on an as adjusted basis after giving effect to (1) the amendment and restatement of our charter prior to the completion of this offering, (2) our June 15, 2017 drawdown of $25 million of equity capital commitments (992,166 shares of common stock and 14,711 shares of Class A common stock issued at a purchase price of $24.83 per share, which was the book value per share of our common stock and Class A common stock as of March 31, 2017), (3) our dividend for the second quarter of 2017 in the amount of $0.51 per share of common stock and Class A common stock, or $20.5 million in the aggregate, which dividend is payable on July 25, 2017 to holders of record of our common stock and Class A common stock as of June 30, 2017, and (4) changes in our long-term debt as a result of our investing and financing activities from April 1, 2017 to June 29, 2017; and

- on an as further adjusted basis to give effect to (1) our issuance of 9,224,268 shares of our common stock and 230,815 shares of our Class A common stock pursuant to a stock dividend that will be paid upon the completion of this offering to holders of record of our common stock and Class A common stock as of July 3, 2017, and (2) our issuance and sale of 11,000,000 shares of our common stock in this offering at an assumed initial public offering price of $20.50 per share, which is the mid-point of the price range indicated on the cover of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, assuming the underwriters' option to purchase additional shares of our common stock is not exercised.

The following table assumes no repayment of outstanding borrowings drawn on our secured revolving repurchase facilities with proceeds from this offering and does not include adjustments to cash and cash equivalents for loan repayments in excess of proceeds used to retire our borrowings or our operating or investing activities subsequent to March 31, 2017 (except as otherwise described above).

This table is unaudited and should be read in conjunction with "Prospectus Summary—Recent Developments," "Use of Proceeds," "Selected Financial Information," "Recent Developments," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and notes thereto, included elsewhere in this prospectus.

| | As of March 31, 2017 | | |
| --- | --- | --- | --- |
| | Actual | As Adjusted | As Further Adjusted[1] |
| | (dollars in thousands, except share and per share amounts) | | |
| **Cash and Cash Equivalents** | $ 82,282 | $ 107,282 | $ 312,352 |
| **Long Term Debt:** | | | |
| Collateralized Loan Obligation | $ 523,927 | $ 165,507 | $ 165,507 |
| Secured Financing Agreements | 1,126,750 | 1,142,601 | 1,142,601 |
| Other Secured Financing Agreements | 201,533 | 228,920 | 228,920 |
| Total Long Term Debt | 1,852,210 | 1,537,828 | 1,537,028 |
| **Stockholders' Equity:** | | | |
| Preferred Stock ($0.001 par value; 125 shares, 100,000,000 shares and 100,000,000 shares authorized, actual, as adjusted and as further adjusted, respectively; 125 shares issued and outstanding, actual, as adjusted and as further adjusted) | — | — | — |
| Common Stock ($0.001 par value; 95,500,000 shares, 300,000,000 shares and 300,000,000 shares authorized, actual, as adjusted and as further adjusted, respectively; 38,260,053 shares, 39,252,219 shares and 59,476,487 shares issued and outstanding, actual, as adjusted and as further adjusted, respectively) | 39 | 40 | 60 |
| Class A Common Stock ($0.001 par value; 2,500,000 shares authorized, actual, as adjusted and as further adjusted; 967,500 shares, 982,211 shares and 1,213,026 shares issued and outstanding, actual, as adjusted and as further adjusted, respectively) | 1 | 1 | 1 |
| Additional Paid-in-Capital | 979,467 | 1,004,466 | 1,218,971 |
| Retained Earnings (Accumulated Deficit) | (7,874) | (28,394) | (37,849) |
| Accumulated Other Comprehensive Income (Loss) | 2,482 | 2,482 | 2,482 |
| Total Stockholders' Equity | 974,115 | 978,595 | 1,183,665 |
| Total Capitalization | $2,826,325 | $2,515,623 | $2,720,693 |

---

(1) Excludes: (i) 1,650,000 shares of our common stock issuable upon exercise of the underwriters' option to purchase additional shares of our common stock; and (ii) 4,551,713 shares of our common stock reserved for future issuance under our equity incentive plan (assuming 11,000,000 shares of our common stock are sold in this offering without giving effect to any exercise of the underwriters' option to purchase additional shares of our common stock). Following the drawdown of $25 million of equity capital commitments on June 15, 2017, we have undrawn capital commitments (i.e., obligations of our existing stockholders to purchase additional shares of our stock) of approximately $198.9 million. Our existing stockholders' obligations to purchase additional shares of stock from the undrawn portion of their capital commitments will terminate upon the completion of this offering.

# DILUTION

*The dilution information presented in this prospectus reflects outstanding shares of our common stock and Class A common stock.*

Purchasers of shares of our common stock in this offering will incur an immediate and substantial dilution in net tangible book value per share of their shares of our common stock from the initial public offering price per share, based on an assumed initial public offering price of $20.50 per share, which is the mid-point of the price range indicated on the cover of this prospectus, and assuming no exercise by the underwriters of their option to purchase additional shares of our common stock.

Dilution in net tangible book value per share is equal to the difference between (i) the initial public offering price per share paid by purchasers of our common stock in this offering and (ii) the net tangible book value per share of our common stock and Class A common stock after giving effect to all of the adjustments described below and this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is the book value of our total tangible assets less total liabilities, by the number of outstanding shares of our common stock and Class A common stock. Our net tangible book value as of March 31, 2017 was approximately $974.1 million, or $24.83 per share of our common stock and Class A common stock.

On June 15, 2017, we completed a drawdown of $25 million of equity capital commitments from existing stockholders, resulting in the issuance of 992,166 shares of common stock and 14,711 shares of Class A common stock to existing stockholders at a price of $24.83 per share, which was the book value per share of our common stock and Class A common stock as of March 31, 2017. Since the shares of our common stock issued in connection with this drawdown were issued at book value, the issuance was not dilutive.

On June 30, 2017, we declared a dividend for the second quarter of 2017 in the amount of $0.51 per share of common stock and Class A common stock, or $20.5 million in the aggregate, which dividend is payable on July 25, 2017 to holders of record of our common stock and Class A common stock as of June 30, 2017.

After giving effect to (1) our June 15, 2017 drawdown of $25 million of equity capital commitments and (2) our cash dividend for the second quarter of 2017 to be paid on July 25, 2017 to holders of record of our common stock and our Class A common stock as of June 30, 2017, our as adjusted net tangible book value immediately prior to our stock dividend, which is discussed below, and this offering would have been approximately $978.6 million, or $24.32 per share.

On July 3, 2017, we declared a stock dividend that will result in the issuance of 9,224,268 shares of our common stock and 230,815 shares of our Class A common stock. The stock dividend will be paid upon the completion of this offering to holders of record of our common stock and our Class A common stock as of July 3, 2017. Accordingly, investors in this offering will not be entitled to receive this stock dividend.

After giving effect to (1) our stock dividend to be paid upon the completion of this offering to holders of record of our common stock and Class A common stock as of July 3, 2017, and (2) our sale of 11,000,000 shares of our common stock in this offering (assuming no exercise by the underwriters of their option to purchase additional shares in this offering) at an assumed initial public offering price of $20.50 per share, which is the mid-point of the price range indicated on the cover of this prospectus, our as further adjusted net tangible book value would have been approximately $1.18 billion, or $19.50 per share. This amount represents an immediate dilution in net tangible book value of $1.00 per share of our common stock to investors in this offering at the assumed initial public offering price of $20.50 per share, which is the mid-point of the price range indicated on the cover of this prospectus.

The following table illustrates the dilution to investors in this offering on a per share basis:

| | | |
|---|---:|---:|
| Assumed initial public offering price per share | | $20.50 |
| Net tangible book value per share as of March 31, 2017 | $24.83 | |
| Decrease in net tangible book value per share attributable to our drawdown of equity capital commitments in the second quarter of 2017 | — | |
| Decrease in net tangible book value per share attributable to our cash dividend payable in the second quarter of 2017 | (0.51) | |
| As adjusted net tangible book value per share immediately prior to our stock dividend payable upon the completion of this offering and this offering | 24.32 | |
| Decrease in net tangible book value per share attributable to our stock dividend payable upon the completion of this offering | (4.63) | |
| Decrease in net tangible book value per share attributable to investors in this offering | (0.19) | |
| As further adjusted net tangible book value per share immediately after our stock dividend and this offering | | 19.50 |
| Dilution per share to investors in this offering at the assumed initial public offering price of $20.50 per share | | $ 1.00 |

A $1.00 increase (decrease) in the assumed initial public offering price of $20.50 per share would increase (decrease) the as further adjusted net tangible book value per share after taking into account the completion of this offering by $0.17 per share and the dilution by $0.83 per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. The information discussed in this paragraph is illustrative only.

The following table summarizes, as of March 31, 2017, on the as further adjusted basis described above, the differences between the average price per share paid by our existing common and Class A common stockholders and by investors in this offering at an assumed initial public offering price of $20.50 per share, which is the mid-point of the price range indicated on the cover of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us in this offering:

| | Shares Purchased[1] | | Total Consideration | | Average Price |
| | Number | % | Amount | % | Per Share |
| --- | --- | --- | --- | --- | --- |
| Shares purchased by existing common and Class A common stockholders ...................... | 49,689,513 | 81.9% | $ 978,595,409 | 81.3% | $19.69 |
| Investors in this offering ...................... | 11,000,000 | 18.1% | 225,500,000 | 18.7% | 20.50 |
| Total .................................. | 60,689,513 | 100% | $1,204,095,409 | 100% | $19.84 |

---

(1)  Assumes no exercise of the underwriters' option to purchase up to an additional 1,650,000 shares of our common stock.

     If the underwriters' option to purchase additional shares of our common stock is exercised in full, the following will occur (based on an assumed initial public offering price of $20.50 per share, which is the mid-point of the price range indicated on the cover of this prospectus):

- the number of shares of our common stock held by investors in this offering will increase to 12,650,000 shares, or approximately 20.3% of the total number of issued and outstanding shares of our stock; and

- the as further adjusted net tangible book value per share immediately after our stock dividend and this offering will be approximately $19.50 per share and the immediate dilution experienced by investors in this offering will be approximately $0.20 per share.

# RECENT DEVELOPMENTS

We anticipate the book value per share of our common stock and Class A common stock will be between approximately $24.85 and $24.93 per share as of June 30, 2017. On June 15, 2017, we completed a drawdown of $25 million of equity capital commitments from our existing stockholders, resulting in the issuance of 992,166 shares of common stock and 14,711 shares of Class A common stock to existing stockholders at a price of $24.83 per share, which was the book value per share of our common stock and Class A common stock as of March 31, 2017. In addition, on June 30, 2017, we declared a cash dividend for the second quarter of 2017 in the amount of $0.51 per share of common stock and Class A common stock, or $20.5 million. See "—Cash and Drawdown of Equity Capital Commitments" and "—Cash Dividends" below. Our estimated range of book value per share does not reflect the stock dividend we declared on July 3, 2017 to holders of record on that date that will result in the issuance of an additional 9,224,268 shares of our common stock and 230,815 shares of our Class A common stock upon the completion of this offering, which is discussed below, or the completion of this offering. See "—Stock Dividend." Our estimated range of the book value per share of our common stock and Class A common stock is preliminary and subject to completion of our normal quarterly closing and review procedures for the quarter ended June 30, 2017, which we have commenced. Given the timing of our estimate, however, the actual book value per share of our common stock and Class A common stock as of June 30, 2017 may differ materially, including as a result of our quarter-end closing procedures, review adjustments and other developments that may arise between now and the time our financial results for the quarter ended June 30, 2017 are finalized. Accordingly, you should not place undue reliance on our estimate. This estimated range has been prepared by, and is the responsibility of, our management and has not been reviewed or audited or subjected to any other procedures by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to this estimate.

## Our Portfolio

### Closed Originations

During the three months ended March 31, 2017, we originated five first mortgage loans, including two non-consolidated senior interests, and two mezzanine loans with an aggregate commitment amount of $343.4 million, an aggregate initial funding amount of $194.8 million, an aggregate deferred funding commitment of $57.1 million, a weighted average credit spread of LIBOR plus 5.6%, a weighted average term to extended maturity of 4.9 years (assuming all extension options have been exercised by borrowers), and a weighted average LTV of 63.6%. These loans were funded with a combination of cash on hand, borrowings of approximately $129.0 million under our secured revolving repurchase facilities and note-on-note financing arrangements and

During the three months ended June 30, 2017, we originated three first mortgage loans with an aggregate commitment amount of $332.4 million, an aggregate initial funding amount of $283.1 million, an aggregate deferred funding commitment of $49.3 million, a weighted average credit spread of LIBOR plus 3.9%, a weighted average term to extended maturity of 4.3 years (assuming all extension options have been exercised by borrowers), and a weighted average LTV of 66.8%. These loans were funded with a combination of cash on hand and borrowings of approximately $154.5 million under our secured revolving repurchase facilities. With respect to one of these loans (Loan 2 in the table below), we expect to borrow approximately $60.9 million under one of our secured revolving repurchase facilities, although there can be no assurance that this borrowing will occur in the size contemplated, or at all. The following table sets forth information regarding these originations (dollars in thousands):

| Loan # | Origination Date | Total Loan | Non-Consolidated Senior Interest[1] | Net Commitment[2] | Initial Principal Funding | Credit Spread[3] | Extended Maturity[4] | City, State | Property Type | Loan Type | LTV[5] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| First Mortgage Loans: . . . | | | | | | | | | | | |
| Loan 1 . . . . . . . . . . . . . . . | 4/28/2017 | $188,000 | $  — | $188,000 | $142,000 | L+ 4.1% | 4.5 yrs | Nashville, TN | Mixed-Use | Bridge | 60.7% |
| Loan 2 . . . . . . . . . . . . . . . | 6/13/2017 | 84,400 | — | 84,400 | 81,138 | L+ 3.8% | 5.0 yrs | Jersey City, NJ | Multifamily | Bridge | 81.0% |
| Loan 3 . . . . . . . . . . . . . . . | 6/14/2017 | 60,000 | — | 60,000 | 60,000 | L+ 3.9% | 3.0 yrs | Newark, NJ | Mixed-Use | Bridge | 62.2% |
| Total / Wtd. Avg. . . . . . . | | $332,400 | $  — | $332,400 | $283,138 | L+ 3.9% | 4.3 yrs | | | | 66.8% |

(1) In certain instances, we originate our mezzanine loans in connection with the contemporaneous issuance of a first mortgage loan to a third-party lender or the non-recourse transfer of a first mortgage loan originated by us. In either case, the senior mortgage loan is not included on our balance sheet, and we refer to such senior loan interest as a "non-consolidated senior interest." When we originate a loan in connection with the contemporaneous issuance or the non-recourse transfer of a non-consolidated senior interest, we retain on our balance sheet a mezzanine loan.

(2) Represents the total loan commitment less the non-consolidated senior interest, if any.

(3) Represents the formula pursuant to which our right to receive a cash coupon on a loan is determined.

(4) Extended maturity assumes all extension options are exercised by the borrower; provided, however, that our loans may be repaid prior to such date.

(5) LTV is calculated as the total outstanding principal balance of a loan or participation interest in a loan plus any financing that is pari passu with or senior to such loan or participation interest at the time of origination or acquisition, divided by the applicable as-is real estate value at the time of origination or acquisition of such loan or participation interest in a loan. The as-is real estate value reflects our Manager's estimates, at the time of origination or acquisition of a loan or participation interest in a loan, of the real estate value underlying such loan or participation interest, determined in accordance with our Manager's underwriting standards and consistent with third-party appraisals obtained by our Manager.

During the three months ended June 30, 2017, we purchased four CMBS investments with an aggregate face amount of $59.6 million and a weighted average yield to final maturity of 2.1%. Two of the CMBS investments with an aggregate face amount of $19.8 million had a rating of AAA/AAA. The remaining two CMBS investments with an aggregate face amount of $39.8 million are bonds supported by project loans that are backed by the full faith and credit of the U.S. Treasury. These investments were funded with a combination of cash on hand and borrowings of $18.4 million.

*Repayments*

During the three months ended June 30, 2017, we received principal repayments totaling $762.7 million with respect to ten first mortgage loans that were repaid in full. The weighted average credit spread of these loans, based on unpaid principal balance at the time of repayment in full, was 5.3%. Proceeds from these loan repayments were utilized to retire approximately $359.1 million of borrowings under our CLO and approximately $184.3 million of borrowings under our secured revolving repurchase facilities. Amounts so repaid under our secured revolving repurchase facilities create additional borrowing capacity for new loan originations, subject to approval rights reserved to our lenders. The difference between aggregate loan repayments and aggregate repayments under our borrowing arrangements of approximately $219.3 million represents cash available to us to fund new loan investments. The following table sets forth information regarding these repayments (dollars in thousands):

| Loan # | Total Principal Repayments | City, State | Credit Spread[1] | Property Type | Loan Type |
|---|---|---|---|---|---|
| First Mortgage Loans: | | | | | |
| Loan 1 | $193,952 | Los Angeles, CA | L+ 7.0% | Office | Moderate Transition |
| Loan 2 | $150,000 | Manhattan, NY | L+ 4.7% | Hotel | Bridge |
| Loan 3 | $ 91,110 | New York, NY | L+ 6.0% | Multifamily | Construction |
| Loan 4 | $ 75,000 | Manhattan, NY | L+ 4.9% | Multifamily | Bridge |
| Loan 5 | $ 48,188 | Los Angeles, CA | L+ 4.5% | Hotel | Bridge |
| Loan 6 | $ 33,918 | Phoenix, AZ | L+ 2.0% | Office | Bridge |
| Loan 7 | $ 32,999 | Manhattan, NY | L+ 7.0% | Hotel | Moderate Transition |
| Loan 8 | $ 29,309 | Lansing, MI | 6.2% | Industrial | Bridge |
| Loan 9 | $ 85,000 | Issaquah (Seattle), WA | L+3.0% | Office | Bridge |
| Loan 10 | $ 25,185 | Manhattan, NY | L+ 6.5% | Condominium | Mixed Use |
| Total / Wtd. Avg. | $762,661 | | 5.3% | | |

(1)   Represents the formula pursuant to which our right to receive a cash coupon on a loan is determined.

During the three months ended June 30, 2017, we received principal repayments totaling $19.8 million with respect to two CMBS investments. Proceeds from these repayments were utilized to retire $18.4 million of borrowings under our secured revolving repurchase facilities. The difference between aggregate CMBS repayments and repayments under our secured revolving repurchase facilities of approximately $1.4 million represents cash available to us to fund new investments.

*Portfolio Composition*

Our loan portfolio was broadly diversified by property type as of March 31, 2017 and May 31, 2017:

| As of March 31, 2017 | | As of May 31, 2017 | |
|---|---|---|---|
| **Property Type** | **% of Commitments** | **Property Type** | **% of Commitments** |
| Office | 26.2% | Office | 26.8% |
| Hotel | 25.8% | Condominium | 25.8% |
| Condominium | 24.1% | Hotel | 19.8% |
| Multifamily | 10.2% | Mixed-Use | 10.1% |
| Retail | 6.1% | Multifamily | 7.6% |
| Industrial | 3.7% | Retail | 6.6% |
| Mixed-Use | 3.6% | Industrial | 2.9% |
| Other | 0.3% | Other | 0.3% |
| Total | 100.0%[1] | Total | 100.0%[1] |

(1)   Amounts may not sum to 100% due to rounding.

*Loan Pipeline*

From January 1, 2017 through June 30, 2017, our team of experienced investment professionals has:

- evaluated 295 potential commercial real estate loan financings totaling approximately $30.6 billion of loan commitments to determine if they qualified as target assets and satisfied our current investment strategy;

- selected for further evaluation 97 potential transactions comprising approximately $10.4 billion of loan commitments;

- issued financing proposals with respect to 53 loans totaling approximately $5.6 billion of loan commitments;

- signed term sheets with prospective borrowers with respect to 13 loans totaling approximately $1.2 billion of loan commitments; and

- closed eight loans with aggregate loan commitments of $676 million.

As of June 30, 2017, our loan origination pipeline consisted of 41 potential new commercial mortgage loan investments representing anticipated total loan commitments of approximately $3.8 billion. We are in various stages of our evaluation process with respect to these loans. We are reviewing but have not yet issued term sheets with respect to 29 of these potential loans. We have issued term sheets with respect to seven of these potential loans comprising $629.9 million of loan commitments which have not been executed by the potential borrowers. There can be no assurance that we will enter into definitive documentation with respect to any of these loans.

As of June 30, 2017, in connection with five loans representing $494.2 million of anticipated loan commitments, prospective borrowers have executed non-binding term sheets, entered into a period of exclusivity with us with respect to the proposed loans, and paid to us expense deposits to cover the direct costs of our due diligence and underwriting process. These five potential loan investments have the following attributes, in the aggregate: $494.2 million of loan commitments; $424.9 million of estimated initial funding amount; an estimated LTV of 71.0%; and an expected weighted average credit spread of LIBOR plus 4.2%. These loans are secured by the following property types, weighted by anticipated loan commitments: multifamily: 81%; and mixed use: 19%. We are currently completing our underwriting and negotiating definitive loan documents for each of these five potential loan investments. These five potential loans remain subject to satisfactory completion of our underwriting and due diligence, definitive documentation and final approval by our Manager's investment committee. As a result, no assurance can be given that any of these five potential loans will close on the anticipated terms or at all. We intend to fund these five potential loans using capacity under our existing secured revolving repurchase facilities, existing cash and, depending upon the timing of closing, uncalled capital commitments, net proceeds from loan repayments, or net proceeds from this offering.

**Debt Financing Arrangements**

On June 8, 2017, we closed an amendment to our existing secured revolving repurchase facility with Wells Fargo Bank, National Association, an affiliate of one of the underwriters in this offering, to increase the maximum facility amount to $750 million from $500 million. The current extended maturity of this facility is May 2021. Additionally, on June 12, 2017, we closed an amendment to our existing secured revolving repurchase facility with Goldman Sachs Bank USA, an affiliate of one of the underwriters in this offering, to increase the maximum facility amount to $750 million from $500 million. The current extended maturity of this facility is August 2019.

We are currently negotiating an amendment to our existing secured revolving repurchase facility with Morgan Stanley Bank, N.A., an affiliate of one of the underwriters in this offering, to increase the maximum facility amount to $500 million from $250 million. The initial maturity of this facility is May 2019 and can be extended by us for additional one year periods, subject to approval by the lender. The number of extension options is not limited by the terms of this facility. We have not received a commitment to amend this facility and there can be no assurance that we will receive any such commitment or enter into a definitive agreement to amend the facility upon the terms contemplated or other terms, or at all.

We have executed a term sheet and are completing documentation with Bank of America, N.A., an affiliate of one of the underwriters in this offering, to provide a secured revolving repurchase facility of $500 million, although we have not received a commitment with respect to this facility and there can be no assurance that we will receive any such commitment or enter into a definitive agreement for the facility upon the terms contemplated or other terms, or at all. We have negotiated a term sheet with Citibank, N.A., an affiliate of one of the underwriters in this offering, to provide a secured revolving repurchase facility of $250 million, although we have not received a commitment with respect to this facility and there can be no assurance that we will receive any such commitment or enter into a definitive agreement for the facility upon the terms contemplated or other terms, or at all.

**Cash Dividends**

On April 25, 2017, we paid a dividend of $21.3 million, or $0.5425 per share, to our Class A common and common stockholders of record as of March 31, 2017 (the declaration date) with respect to the first quarter of 2017.

On June 30, 2017, we declared a cash dividend for the second quarter of 2017 in the amount of $0.51 per share of common stock and Class A common stock, or $20.5 million in the aggregate, which dividend is payable on July 25, 2017 to holders of record of our common stock and Class A common stock as of June 30, 2017. Accordingly, investors in this offering will not be entitled to receive this dividend.

**Cash and Drawdown of Equity Capital Commitments**

As of June 30, 2017, we had cash and cash equivalents of $201.0 million.

On June 15, 2017, we completed a drawdown of $25 million of equity capital commitments from existing stockholders, resulting in the issuance of 992,166 shares of common stock and 14,711 shares of Class A common stock to existing stockholders at a price of $24.83 per share, which was the book value per share of our common stock and Class A common stock as of March 31, 2017. As of the date of this prospectus, we have drawn approximately $1.0 billion of capital commitments from our existing stockholders and have approximately $198.9 million of undrawn capital commitments. Our existing stockholders' obligations to purchase additional shares of our stock from the undrawn portion of their capital commitments will terminate upon the completion of this offering.

**Stock Dividend**

On July 3, 2017, we declared a stock dividend that will result in the issuance of 9,224,268 shares of our common stock and 230,815 shares of our Class A common stock. The stock dividend will be paid upon the completion of this offering to holders of record of our common stock and Class A common stock as of July 3, 2017. The payment of the stock dividend is contingent on the completion of this offering. Accordingly, investors in this offering will not receive this stock dividend.

**Other Balance Sheet Information**

As of June 30, 2017:

- the approximate aggregate unpaid principal balance of our loan portfolio was $2.2 billion and we had approximately $502.7 million of unfunded loan commitments;

- the approximate weighted average credit spread of our loan portfolio was L+5.09%;

- the approximate weighted average LTV of our loan portfolio was 60.2%;

- we had cash and cash equivalents of approximately $201.0 million;

- there have been no loan impairments or loan loss reserves recorded since March 31, 2017, and there have been no material changes in our loan risk ratings since March 31, 2017; and

- the approximate unpaid principal balance of borrowings used to finance our loan portfolio was $1.5 billion, comprised of:

  - CLO borrowings of $167.3 million;

  - borrowings under our secured revolving repurchase facilities of $1.1 billion; and

  - borrowings under note-on-note financing arrangements of $231.9 million.

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS**

*The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus. In addition to historical data, this discussion contains forward-looking statements about our business, results of operations, cash flows, financial condition and prospects based on current expectations that involve risks, uncertainties and assumptions. See "Cautionary Statement Regarding Forward-Looking Statements." Our actual results may differ materially from those in this discussion as a result of various factors, including, but not limited to, those discussed under "Risk Factors" in this prospectus.*

**Introduction**

We are a commercial real estate finance company sponsored by TPG. We directly originate, acquire and manage commercial mortgage loans and other commercial real estate-related debt instruments for our balance sheet. Our objective is to provide attractive risk-adjusted returns to our stockholders over time through cash distributions and capital appreciation. To meet our objective, we focus primarily on directly originating and selectively acquiring floating rate first mortgage loans that are secured by high quality commercial real estate properties undergoing some form of transition and value creation, such as retenanting, refurbishment or other form of repositioning. The collateral underlying our loans is located in primary and select secondary markets in the U.S. that we believe have attractive economic conditions and commercial real estate fundamentals. As of March 31, 2017, approximately 73% of our loans (measured by commitment) were secured by properties located in the ten largest U.S. metropolitan areas, and approximately 88% of our loans (measured by commitment) were secured by properties located in the 25 largest U.S. metropolitan areas.

As of March 31, 2017, our portfolio consisted of 54 first mortgage loans (or interests therein) with an aggregate unpaid principal balance of $2.6 billion and four mezzanine loans with an aggregate unpaid principal balance of $58.5 million, and collectively having a weighted average credit spread of 5.2%, a weighted average all-in yield of 6.6%, a weighted average term to extended maturity (assuming all extension options have been exercised by borrowers) of 3.0 years and a weighted average LTV of 58.3%. As of March 31, 2017, 97.2% of the loan commitments in our portfolio consisted of floating rate loans, and 97.6% of the loan commitments in our portfolio consisted of first mortgage loans (or interests therein). We also had $577.5 million of unfunded loan commitments as of March 31, 2017, our funding of which is subject to satisfaction of borrower milestones. In addition, as of March 31, 2017, we held six CMBS investments, with an aggregate face amount of $97.9 million and a weighted average yield to final maturity of 4.4%.

We believe that favorable market conditions have provided attractive opportunities for non-bank lenders such as us to finance commercial real estate properties that exhibit strong fundamentals but require more customized financing structures and loan products than regulated financial institutions can provide in today's market. We intend to continue our track record of capitalizing on these opportunities and growing the size of our portfolio.

We believe our relationship with our Manager, TPG RE Finance Trust Management, L.P., an affiliate of TPG, and its access to the full TPG platform, including TPG Real Estate, TPG's real estate investment platform, will allow us to achieve our objective. TPG is a leading global private investment firm that has discrete investment platforms focused on a wide range of alternative investment products, including real estate. Founded in 1992, TPG had assets under management of over $72 billion as of December 31, 2016. TPG Real Estate and the other TPG platforms provide us with a breadth of resources, relationships and expertise.

We operate our business as one segment which directly originates and acquires commercial mortgage loans and other commercial real estate-related debt instruments. We have made an election to be taxed as a REIT for U.S. federal income tax purposes, commencing with our initial taxable year ended December 31, 2014. We

As shown in the table below, at March 31, 2017 and at December 31, 2016, 2015 and 2014, respectively, we were in compliance with both of these tests.

| | March 31, 2017 | December 31, 2016 | December 31, 2015 | December 31, 2014 |
|---|---|---|---|---|
| Number of loans | 16 | 19 | 36 | 54 |
| Unpaid principal balance | $674,981 | $712,420 | $1,313,042 | $1,756,561 |
| Loan commitment | $720,112 | $764,955 | $1,428,213 | $2,149,788 |
| Class A Note principal balance | $525,704 | $543,320 | $1,002,779 | $1,356,456 |
| Herfindahl index (Diversity measure)[1] | 6.06 | 6.96 | 15.17 | 21.28 |
| Portfolio overcollateralization ratio[1] | 133.00% | 133.75% | 134.78% | 138.54% |
| Underlying aggregate asset overcollateralization ratio | 232.19%[1] | 235.62%[1] | 237.32%[1] | 243.06%[2] |

(1) Based on the trustee investor remittance reports for the three months ended March 31, 2017 and for the years ended December 31, 2016, 2015 and 2014, respectively, except as specifically set forth herein.

(2) Ratio as of December 28, 2014, the date of the closing of the Formation Transaction.

The priority of payment received by CLO Issuer from its loans is generally as follows: first, payment of servicing fees and any outstanding expenses payable to the trustee; second, payment of accrued and unpaid interest on the Class A note and payment of principal of the Class A note to the extent necessary to cause each applicable coverage test to be satisfied; third, payment of principal on the Class A note; fourth, payment into reserves to collateralized unfunded commitments and to purchase any required interest rate protection agreements; and fifth, as CLO Issuer directs.

At closing, the holder of the Class A note committed to purchase additional Class A notes at par from time to time in an aggregate principal amount not to exceed $635.9 million. Since closing and through March 31, 2017, a total of $604.3 million of additional Class A notes were issued. At March 31, 2017, the holder's remaining additional Class A note purchase obligation was $31.6 million. A commitment fee of 0.25% accrues with respect to the amounts that are committed for such future fundings. Such amounts will be funded toward future funding obligations of the underlying loans in the CLO.

The loans that collateralize the CLO are subject to a master co-lender agreement between CLO Issuer and the Seller Entity, where the Seller Entity retained a 25% interest in each loan, which master co-lender agreement sets forth the economic terms and terms related to the management of each underlying loan. Under the master co-lender agreement, day-to-day administration of the underlying loans is handled by an agent for each loan, subject to the Major Decisions described below. The Seller Entity remained the agent and lender of record for most of the loans and CLO Issuer's economic interest takes the form of a contractual *pari passu* participation interest. For one of the loans, CLO Issuer is the agent and lender of record and issued a *pari passu* participation to the Seller Entity. Upon the occurrence of an event of default with respect to any underlying loan, CLO Issuer and the Seller Entity are to consult on a course of action; in the absence of an agreement otherwise, after a period of 120 days after a material default, the agent for the underlying loan is obligated to accelerate the debt and pursue enforcement remedies on the underlying loan. Additionally, a number of governance decisions on the underlying loans are designated as Major Decisions, which include, without limitation, changes to the economic terms of the loans, re-leasing collateral, permitting additional encumbrances, waiving any event of default and consenting to any material change in any underlying asset business plan. If the parties are unable to agree on a Major Decision, each party has the right to initiate a customary buy-sell process where one party would propose a price for the underlying loan in question and the other party would have the option of either buying the loan from, or selling the loan to, the other party at the specified price.

As of June 30, 2017, the outstanding principal balance of the Class A note was $167.3 million and ten loans collateralized that obligation. We are currently in discussions with a lender to refinance some or all of the collateral assets and with a prospective purchaser to purchase some or all of the collateral assets. Although we are in discussions with these parties, we have not received a commitment to purchase or refinance such assets, and there can be no assurance that we will receive any commitment or enter into a definitive agreement to sell or refinance these assets on favorable terms or at all. In the event that we do not complete these transactions, the Class A note will remain outstanding, and cash flow received from the collateral assets will be applied to pay interest and retire the Class A note in accordance with the existing indenture.

### *Asset-Specific Financings*

At March 31, 2017, we had outstanding seven loan investments financed with three separate counterparties as asset-specific financings. In those instances where we have multiple asset-specific financings

***Comparison of the Year Ended December 31, 2015 and the Period from December 18, 2014 (inception) to December 31, 2014***

*Net Interest Income*

Net interest income increased $80.8 million during the year ended December 31, 2015 compared to the Stub Period. The increase was due primarily to a full year of operations in 2015 in comparison to three days of operations in 2014. Our loan portfolio increased by $196.7 million, net. The weighted average credit spread of our loan portfolio declined year-over-year to 5.9% from 6.7% due to the repayment of older vintage loans. Interest expense increased by $46.0 million due to a full year of operations in 2015. Our borrowings increased by $23.2 million, net, comprised of reductions in our CLO borrowings of $353.7 million offset by increased borrowings from newly-established asset-specific financings of $59.0 million and secured revolving repurchase facilities of $318.0 million. Our weighted average credit spread on our borrowings declined to 2.71% from 2.75%.

*Other Revenue*

Other revenue is comprised of net gain/loss on the sale of certain loans and interest income earned on certain cash collection accounts. Other revenue increased by $0.1 million during the year ended December 31, 2015 compared to the Stub Period.

*Other Expenses*

Other expenses increased by $9.6 million during the year ended December 31, 2015 compared to the Stub Period due primarily to a full year of operations. Contributing factors included: (i) an increase of $6.8 million in management fees payable to our Manager, reflecting an increased equity basis on which management fees were calculated due to the issuance of $132.7 million of stock during the year ended December 31, 2015; and (ii) a decrease of $2.5 million in professional fees due to the diminished impact in 2015 of costs related to our Formation Transaction.

*Incentive Compensation*

The incentive compensation earned by our Manager increased by $2.0 million during the year ended December 31, 2015 compared to the Stub Period due primarily to a full year of operations.

*Dividends Declared Per Share*

During the year ended December 31, 2015, we declared dividends of $2.41 per share, or $64.2 million. For the Stub Period, we declared no dividends.

*Comparability*

We believe comparisons of our financial condition and results of operations for the Stub Period are of limited utility due to the Stub Period's brevity and our limited operating activity during the Stub Period.

## Liquidity and Capital Resources

### *Capitalization*

We have capitalized our business to date through, among other things, the issuance and sale of shares of our stock and borrowings under secured debt agreements. As of March 31, 2017, we had 39,227,553 shares of our stock outstanding (which includes common stock and Class A common stock), representing $974.1 million of

**BUSINESS**

**Our Company**

We are a commercial real estate finance company sponsored by TPG. We directly originate, acquire and manage commercial mortgage loans and other commercial real estate-related debt instruments for our balance sheet. Our objective is to provide attractive risk-adjusted returns to our stockholders over time through cash distributions and capital appreciation. To meet our objective, we focus primarily on directly originating and selectively acquiring floating rate first mortgage loans that are secured by high quality commercial real estate properties undergoing some form of transition and value creation, such as retenanting, refurbishment or other form of repositioning. The collateral underlying our loans is located in primary and select secondary markets in the U.S. that we believe have attractive economic conditions and commercial real estate fundamentals. As of March 31, 2017, approximately 73% of our loans (measured by commitment) were secured by properties located in the ten largest U.S. metropolitan areas, and approximately 88% of our loans (measured by commitment) were secured by properties located in the 25 largest U.S. metropolitan areas.

As of March 31, 2017, our portfolio consisted of 54 first mortgage loans (or interests therein) with an aggregate unpaid principal balance of $2.6 billion and four mezzanine loans with an aggregate unpaid principal balance of $58.5 million, and collectively having a weighted average credit spread of 5.2%, a weighted average all-in yield of 6.6%, a weighted average term to extended maturity (assuming all extension options have been exercised by borrowers) of 3.0 years and a weighted average LTV of 58.3%. As of March 31, 2017, 97.2% of the loan commitments in our portfolio consisted of floating rate loans, and 97.6% of the loan commitments in our portfolio consisted of first mortgage loans (or interests therein). We also had $577.5 million of unfunded loan commitments as of March 31, 2017, our funding of which is subject to satisfaction of borrower milestones. In addition, as of March 31, 2017, we held six CMBS investments, with an aggregate face amount of $97.9 million and a weighted average yield to final maturity of 4.4%.

We believe that favorable market conditions have provided attractive opportunities for non-bank lenders such as us to finance commercial real estate properties that exhibit strong fundamentals but require more customized financing structures and loan products than regulated financial institutions can provide in today's market. We intend to continue our track record of capitalizing on these opportunities and growing the size of our portfolio.

We believe our relationship with our Manager, TPG RE Finance Trust Management, L.P., an affiliate of TPG, and its access to the full TPG platform, including TPG Real Estate, TPG's real estate investment platform, will allow us to achieve our objective. TPG is a leading global private investment firm that has discrete investment platforms focused on a wide range of alternative investment products, including real estate. Founded in 1992, TPG had assets under management of over $72 billion as of December 31, 2016. TPG Real Estate and the other TPG platforms provide us with a breadth of resources, relationships and expertise.

We were incorporated in October 2014 and commenced operations in December 2014 with $713.5 million of equity commitments from seven third-party investors, many of which have significant investment relationships with funds sponsored by TPG, and $53.7 million from TPG affiliates. In December 2014, we acquired a controlling interest in an initial portfolio of commercial real estate loans representing $1.9 billion of unpaid principal balance and an additional $635.9 million of undrawn loan commitments. We funded the purchase with proceeds from an initial share issuance to our initial investors and match-indexed seller financing structured as a non-recourse CLO. We refer to these transactions collectively as our "Formation Transaction."

From our inception through March 31, 2017, we have:

- Assembled a highly experienced team with substantial commercial real estate, credit underwriting, lending, asset management and public company management experience, with deep market knowledge and relationships to execute on our investment strategy;

**Market Opportunities**

Commercial real estate fundamentals in the U.S. have improved since the global financial crisis of 2008 with positive overall supply and demand dynamics. Steady economic growth, reflected in year-over-year increases in the global gross domestic product and continued low rates of unemployment and inflation, combined with continued offshore capital flows into the U.S., have boosted and sustained demand for commercial real estate properties. We believe these factors have combined to create a robust commercial real estate market with a large, continuing need for flexible debt capital to finance commercial real estate properties undergoing some form of transition (such as voluntary refurbishment or other form of repositioning).

**Same Store Net Operating Income Growth [1] - Five Major Property Types**



(1) Represents the equal-weighted average of the asset-weighted averages for the five major property sectors (apartment, industrial, mall, office and strip center) of all companies covered by Green Street Advisors.

*Source: Green Street Advisors, May 2017*

We believe there is a significant opportunity for us to maintain and grow our market share of the commercial real estate debt market. This opportunity is predicated on systemic constraints on the supply of commercial real estate debt capital provided by regulated financial institutions, a drastically reduced new issuance market for CMBS, continued strong demand for secured financing from commercial property owners, limited additions to new supply of commercial property in comparison to long-term averages and the proven ability of our Manager's senior investment professionals to successfully identify and execute a differentiated, credit-focused investment approach for transitional lending.

**CRE Transaction Volume**



*Source: Real Capital Analytics, March 2017*

In addition to increased sales volume, commercial property values have increased significantly since 2009 according to Real Capital Analytics, contributing to larger individual acquisition, sales and refinancing transactions that in turn require more debt capital.

**Moody's / Real Capital Analytics Commercial Property Price Index (dollars in billions)**



*Source: Real Capital Analytics, January 2017*

We believe healthy commercial real estate fundamentals persist primarily because new additions to supply have remained below the long-term average since the onset of the global financial crisis. New additions to inventory result primarily from new construction, financing for which has been sharply constrained by recent financial regulation.

- **TPG's Alignment of Interest.** TPG's substantial equity investment in our company strongly aligns TPG's interest with the interests of our stockholders. Upon completion of this offering, we expect that TPG and its affiliates will beneficially own approximately 12.3% of our outstanding stock (or approximately 11.9% of our outstanding stock if the underwriters exercise their option to purchase additional shares of our common stock in full). In addition, upon completion of this offering, three of our seven directors will be partners of TPG.

- **Relationship with TPG Real Estate**. We also benefit significantly from our relationship with TPG Real Estate Partners, TPG's real estate equity investment platform, which has more than $5.5 billion in assets under management and employs 27 professionals across TPG's New York, San Francisco and London offices. TPG Real Estate Partners focuses primarily on investments in companies with substantial real estate holdings, property portfolios, and select single assets primarily located in North America and Europe. Employing a value-add approach to investing, TPG Real Estate Partners leverages the full resources of TPG's global network to optimize property performance and enhance platform capabilities. Through its investments in various real estate operating platforms, including, without limitation, Parkway, Inc. (NYSE: PKY), Taylor Morrison Home Corporation (NYSE: TMHC), Evergreen Industrial Properties, Strategic Office Partners and Cushman & Wakefield, TPG Real Estate Partners provides direct insights to help inform our views on specific markets, economic and fundamental trends, sponsors, property types and underlying commercial real estate values. We believe this informational advantage enables us to identify and pursue favorable investment opportunities with differentiated insights.

- **Sourcing Capabilities**. In addition to our Manager's senior leadership team, TPG employs a team of experienced professionals with extensive experience directly originating loans and sourcing off-market investment opportunities and makes this team available to our Manager. The senior investment professionals on this team have an average of 17 years of commercial real estate investment experience. Collectively, the senior investment professionals provided by TPG to our Manager utilize broad, deep relationships in the real estate community, including owners, operators, developers and real estate brokers, as well as TPG's extensive network of relationships. These relationships have generated, and we believe will continue to generate, an attractive pipeline of commercial real estate loan opportunities for us in markets that exhibit favorable long-term demographics and real estate fundamentals.

- **Rigorous Credit Underwriting and Structuring Capacities**. Our Manager has established and fosters a thorough and disciplined credit culture, reflected in the process through which each investment is evaluated, that takes a bottom-up, equity-oriented approach to property underwriting. As part of our underwriting process, our Manager performs detailed credit and legal reviews and borrower background checks and evaluates each property's market, sponsorship, tenancy, occupancy and financial structure, and engages independent third-party appraisers, engineers and environmental experts to confirm our underwritten property values and assess the physical and environmental condition of our loan collateral. Prior to closing on a loan, our Manager's deal team inspects each property and assesses competitive properties in the surrounding market. Our Manager's process culminates with a comprehensive review of each potential investment by our Manager's investment committee. We believe that this rigorous approach enables our Manager to structure our loans to provide innovative solutions for our borrowers with appropriate downside protection to us, while maintaining a portfolio of assets with strong credit metrics that generate attractive risk-adjusted returns.

- **Proactive Asset Management**. We proactively manage the assets in our portfolio from closing to final repayment. We are party to an agreement with Situs, one of the largest commercial mortgage loan servicers, pursuant to which Situs provides us with dedicated asset management employees for performing asset management services pursuant to our proprietary guidelines. This dedicated asset underlying cash flows from the pools of debt instruments to the different classes of securities in accordance with their seniority and ratings.

- *Note Financing*. These are loans secured by other mortgage loans, subordinate mortgage interests and mezzanine loans. Following a default under a note financing, the lender providing the note financing would succeed to the rights of the lender on the underlying security.

- *Preferred Equity*. These are investments subordinate to any mezzanine loan, but senior to the owners' common equity. Preferred equity investments typically pay a dividend, rather than interest payments, and often provide for the accrual of such dividends if cash flow is insufficient to pay such amounts currently. These interests are not secured by the underlying real estate, but upon the occurrence of an issuer's failure to make payments required by the terms of the preferred equity or certain other specified events of default, the preferred equity holder typically has the right to effectuate a change of control with respect to the ownership of the property, which would include the ability to sell the property to realize its investment. Preferred equity is generally subject to mandatory redemption by the issuer at the end of a term.

- *Miscellaneous Debt Instruments*. This would encompass any other commercial real estate-related debt instruments, if necessary, to maintain our qualification as a REIT for U.S. federal income tax purposes or our exclusion or exemption from regulation under the Investment Company Act.

Our portfolio currently consists of predominantly floating rate first mortgage loans secured by multi-family, hotel, office, industrial, condominium, mixed use, retail and other assets. While our target assets include other forms of real estate debt, we expect that the majority of our assets following this offering will be consistent with our current portfolio, with the exception that we expect a reduction in our exposure to construction loans and loans secured by residential condominiums.

The allocation of our capital among our target assets will depend on prevailing market conditions at the time we invest and may change over time in response to different prevailing market conditions. We may structure our investments using one or more of our target assets in order to employ structural leverage onto our balance sheet. For example, we may finance a portion of our investments by originating or acquiring first mortgage loans and then selling the senior interest in such loans, which may take the form of an A-Note or a mortgage loan, and retaining the subordinated interest, which may take the form of a B-Note or mezzanine loan. In addition, in the future, we may invest in assets other than our target assets or change our target assets, in each case subject to maintaining our qualification as a REIT for U.S. federal income tax purposes and our exclusion or exemption from regulation under the Investment Company Act.

**Our Portfolio**

As of March 31, 2017, our portfolio consisted of 54 first mortgage loans (or interests therein) with an aggregate unpaid principal balance of $2.6 billion and four mezzanine loans with an aggregate unpaid principal balance of $58.5 million, and collectively having a weighted average credit spread of 5.2%, a weighted average all-in yield of 6.6%, a weighted average term to extended maturity (assuming all extension options have been exercised by borrowers) of 3.0 years and a weighted average LTV of 58.3%. As of March 31, 2017, 97.2% of the loan commitments in our portfolio consisted of floating rate loans, and 97.6% of the loan commitments in our portfolio consisted of first mortgage loans (or interests therein). We also had $577.5 million of unfunded loan commitments as of March 31, 2017, our funding of which is subject to satisfaction of borrower milestones. As of March 31, 2017, approximately 73% of our loans (measured by commitment) were secured by properties located in the ten largest U.S. metropolitan areas, and approximately 88% of our loans (measured by commitment) were secured by properties located in the 25 largest U.S. metropolitan areas. In addition, as of March 31, 2017, we held six CMBS investments, with an aggregate face amount of $97.9 million and a weighted average yield to final maturity of 4.4%.

The following table provides details with respect to our portfolio, excluding our investments in CMBS, on a loan-by-loan basis as of March 31, 2017 (dollars in millions, except loan per square foot/unit):

| Loan # | Form of Investment | Origination / Acquisition Date[2] | Total Loan | Principal Balance | Carrying Value[3] | Credit Spread[4] | All-in Yield[5] | Fixed / Floating | Extended Maturity[6] | City, State | Property Type | Loan Type | Loan Per SQFT / Unit | LTV[7] | Risk Rating[8] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| First Mortgage Loans[1] | | | | | | | | | | | | | | | |
| 1 | Senior Loan | 12/29/2014 | $210.0 | $189.0 | $188.3 | L + 7.0% | L + 7.0% | Floating | 10/9/2019 | Los Angeles, CA | Office | Moderate Transition | $ 50 Sq ft | 68.3% | 3 |
| 2 | Senior Loan | 12/16/2016 | 164.0 | 122.5 | 121.0 | L + 4.5% | L + 4.7% | Floating | 1/9/2022 | Atlanta, GA | Retail | Bridge | $ 462 Sq ft | 47.7% | 3 |
| 3 | Senior Loan | 12/29/2014 | 150.0 | 150.0 | 150.2 | L + 4.7% | L + 5.6% | Floating | 6/25/2019 | Manhattan, NY | Hotel | Bridge | $1,307,190 Unit | 55.7% | 1 |
| 4 | Senior Loan | 8/23/2016 | 132.0 | 35.4 | 34.3 | L + 7.5% | L + 7.9% | Floating | 8/23/2021 | Fort Lauderdale, FL | Condominium | Construction | $ 280 Sq ft | 19.8% | 2 |
| 5 | Senior Loan | 9/25/2015 | 108.0 | 61.5 | 60.8 | L + 7.0% | L + 7.2% | Floating | 9/25/2019 | Miami, FL | Condominium | Construction | $ 253 Sq ft | 84.7% | 2 |
| 6 | Senior Loan | 8/31/2015 | 98.0 | 43.6 | 43.3 | L + 6.0% | L + 6.2% | Floating | 8/31/2019 | Dallas, TX | Condominium | Construction | $ 301 Sq ft | 5.4% | 2 |
| 7 | Senior Loan | 3/25/2015 | 96.6 | 91.1 | 90.9 | L + 6.0% | L + 7.0% | Floating | 10/15/2018 | Queens, NY | Multifamily | Construction | $ 379,923 Unit | 21.7% | 2 |
| 8 | Senior Loan | 10/16/2015 | 96.4 | 81.9 | 81.4 | L + 4.8% | L + 5.0% | Floating | 10/16/2020 | San Diego, CA | Office | Moderate Transition | $ 310 Sq ft | 73.1% | 3 |
| 9 | Senior Loan | 2/13/2017 | 90.5 | 60.5 | 59.6 | L + 4.8% | L + 5.0% | Floating | 2/13/2022 | Torrance, CA | Office | Moderate Transition | $ 254 Sq ft | 64.4% | 2 |
| 10 | Senior Loan | 10/14/2015 | 90.0 | 83.8 | 83.4 | L + 3.9% | L + 4.2% | Floating | 10/14/2020 | Brooklyn, NY | Mixed-Use | Light Transition | $ 368 Sq ft | 58.2% | 3 |
| 11 | Senior Loan | 5/25/2016 | 85.0 | 85.0 | 82.0 | L + 3.0% | L + 4.1% | Floating | 2/9/2021 | Issaquah, WA | Office | Bridge | $ 148 Sq ft | 64.4% | 1 |
| 12 | Senior Loan | 3/16/2016 | 84.2 | 56.6 | 56.1 | L + 4.8% | L + 5.0% | Floating | 3/16/2021 | Herndon, VA | Office | Light Transition | $ 138 Sq ft | 61.1% | 3 |
| 13 | Senior Loan | 2/1/2017 | 82.3 | 72.3 | 71.5 | L + 4.7% | L + 5.0% | Floating | 2/9/2022 | St. Pete Beach, FL | Hotel | Light Transition | $ 215,314 Unit | 60.7% | 3 |
| 14 | Senior Loan | 12/29/2014 | 82.2 | 71.6 | 71.6 | L + 5.3% | L + 6.8% | Floating | 2/28/2019 | Manhattan, NY | Condominium | Construction | $ 1,485 Sq ft | 68.1% | 3 |
| 15 | Senior Loan | 6/29/2015 | 76.4 | 34.0 | 33.7 | L + 6.8% | L + 7.3% | Floating | 6/29/2019 | Miami, FL | Condominium | Construction | $ 257 Sq ft | 34.7% | 2 |
| 16 | Senior Loan | 5/22/2015 | 75.0 | 32.5 | 32.4 | L + 8.5% | L + 8.8% | Floating | 5/22/2019 | Aspen, CO | Condominium | Construction | $ 1,090 Sq ft | 8.1% | 2 |
| 17 | Senior Loan | 7/2/2015 | 75.0 | 75.0 | 74.9 | L + 4.9% | L + 5.2% | Floating | 7/2/2019 | Manhattan, NY | Multifamily | Bridge | $ 421,348 Unit | 66.9% | 3 |
| 18 | Senior Loan | 2/19/2015 | 74.2 | 63.3 | 63.2 | L + 7.5% | L + 10.7% | Floating | 12/23/2018 | Brooklyn, NY | Hotel | Construction | $ 297,992 Unit | 68.2% | 3 |
| 19 | Senior Loan | 8/20/2015 | 69.1 | 69.0 | 68.5 | L + 4.7% | L + 4.9% | Floating | 8/20/2020 | Manhattan, NY | Condominium | Bridge | $ 673 Sq ft | 70.1% | 3 |
| 20 | Senior Loan | 5/25/2016 | 67.0 | 67.0 | 65.9 | L + 3.7% | L + 4.4% | Floating | 9/9/2020 | Manhattan, NY | Hotel | Bridge | $ 167,920 Unit | 55.8% | 3 |
| 21 | Senior Loan | 5/25/2016 | 65.0 | 65.0 | 63.1 | L + 2.0% | L + 3.5% | Floating | 8/9/2019 | Sacramento, CA | Office | Bridge | $ 170 Sq ft | 55.7% | 2 |
| 22 | Senior Loan | 2/19/2015 | 60.8 | 52.3 | 52.2 | L + 5.9% | L + 6.1% | Floating | 6/9/2020 | Pacific Palisades, CA | Condominium | Construction | $ 456 Sq ft | 60.5% | 3 |
| 23 | Senior Loan | 3/1/2016 | 60.8 | 39.6 | 39.2 | L + 4.4% | L + 4.6% | Floating | 3/1/2021 | Long Island City, NY | Office | Moderate Transition | $ 273 Sq ft | 54.1% | 2 |
| 24 | Senior Loan | 3/1/2016 | 57.1 | 35.9 | 35.6 | L + 4.8% | L + 5.0% | Floating | 3/1/2021 | Long Island City, NY | Office | Moderate Transition | $ 442 Sq ft | 67.9% | 3 |
| 25 | Senior Loan | 4/20/2016 | 54.5 | 52.4 | 52.1 | L + 2.8% | L + 3.0% | Floating | 4/20/2021 | Minneapolis, MN | Multifamily | Bridge | $ 153,881 Unit | 42.6% | 3 |
| 26 | Senior Loan | 5/11/2015 | 49.1 | 42.9 | 42.8 | L + 5.3% | L + 5.3% | Floating | 12/3/2019 | San Francisco, CA | Hotel | Light Transition | $ 192,112 Unit | 76.8% | 3 |
| 27 | Senior Loan | 5/25/2016 | 49.0 | 49.0 | 48.6 | L + 2.8% | L + 3.4% | Floating | 2/9/2020 | Multiple | Hotel | Light Transition | $ 64,644 Unit | 61.4% | 2 |
| 28 | Senior Loan | 9/13/2016 | 48.5 | 46.0 | 45.6 | L + 4.3% | L + 4.5% | Floating | 9/13/2021 | Calistoga, CA | Hotel | Bridge | $ 544,944 Unit | 51.4% | 2 |
| 29 | Senior Loan | 12/29/2014 | 48.2 | 48.2 | 48.2 | L + 4.5% | L + 6.4% | Floating | 3/1/2019 | Los Angeles, CA | Hotel | Bridge | $ 167,755 Unit | 20.4% | 2 |

154

| Loan # | Form of Investment | Origination / Acquisition Date[2] | Total Loan | Principal Balance | Carrying Value[3] | Credit Spread[4] | All-in Yield[5] | Fixed / Floating | Extended Maturity[6] | City, State | Property Type | Loan Type | Loan Per SQFT / Unit | LTV[7] | Risk Rating[8] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 30 | Senior Loan | 3/21/2017 | 45.0 | 45.0 | 44.6 | L + 5.3% | L + 5.5% | Floating | 4/9/2022 | Chicago, IL | Hotel | Bridge | $172,414 Unit | 60.2% | 3 |
| 31 | Senior Loan | 1/22/2016 | 45.0 | 37.2 | 36.9 | L + 4.3% | L + 4.5% | Floating | 1/22/2021 | New York, NY | Office | Light Transition | $ 334 Sq ft | 71.0% | 3 |
| 32 | Senior Loan | 4/9/2016 | 39.2 | 39.2 | 39.1 | L + 5.4% | L + 6.5% | Floating | 3/9/2019 | Norfolk, VA | Multifamily | Bridge | $174,222 Unit | 86.1% | 2 |
| 33 | Senior Loan | 12/29/2014 | 37.3 | 37.3 | 37.3 | L + 6.3% | L + 7.3% | Floating | 9/6/2017 | Chicago, IL | Hotel | Bridge | $141,265 Unit | 68.4% | 3 |
| 34 | Senior Loan | 9/1/2015 | 37.0 | 37.0 | 36.8 | L + 4.6% | L + 4.9% | Floating | 9/1/2020 | Santa Barbara, CA | Hotel | Bridge | $234,177 Unit | 67.3% | 3 |
| 35 | Senior Loan | 2/18/2016 | 36.5 | 36.5 | 36.3 | L + 4.0% | L + 4.3% | Floating | 2/18/2021 | Long Island City, NY | Industrial | Bridge | $ 133 Sq ft | 75.6% | 2 |
| 36 | Senior Loan | 5/25/2016 | 33.9 | 33.9 | 32.2 | L + 2.0% | L + 4.0% | Floating | 11/9/2019 | Phoenix, AZ | Office | Bridge | $91 Sq ft | 52.3% | 2 |
| 37 | Senior Loan | 12/29/2014 | 33.2 | 33.2 | 33.5 | 6.1% | 7.0% | Fixed | 1/11/2018 | Charlotte, NC | Hotel | Bridge | $233,696 Unit | 78.8% | 2 |
| 38 | Senior Loan | 12/29/2014 | 33.0 | 33.0 | 33.0 | L + 7.0% | L + 8.4% | Floating | 4/14/2017 | Manhattan, NY | Hotel | Moderate Transition | $227,979 Unit | 34.0% | 3 |
| 39 | Senior Loan | 10/11/2016 | 32.0 | 32.0 | 31.7 | L + 5.9% | L + 6.3% | Floating | 10/11/2021 | Chicago, IL | Hotel | Bridge | $147,465 Unit | 59.8% | 3 |
| 40 | Senior Loan | 10/6/2016 | 30.0 | 30.0 | 29.7 | L + 5.0% | L + 5.3% | Floating | 10/6/2021 | Los Angeles, CA | Industrial | Bridge | $ 113 Sq ft | 73.3% | 3 |
| 41 | Senior Loan | 12/29/2014 | 29.3 | 29.3 | 29.2 | 6.2% | 9.8% | Fixed | 5/1/2017 | Lansing, MI | Industrial | Bridge | $23 Sq ft | 52.4% | 1 |
| 42 | Senior Loan | 6/8/2016 | 28.4 | 20.9 | 20.7 | L + 4.6% | L + 4.9% | Floating | 6/8/2021 | Woodland Hills, CA | Retail | Moderate Transition | $ 401 Sq ft | 61.7% | 3 |
| 43 | Senior Loan | 11/16/2016 | 26.2 | 23.8 | 23.8 | L + 4.8% | L + 5.2% | Floating | 11/9/2019 | Manhattan, NY | Condominium | Moderate Transition | $ 1,089 Sq ft | 49.8% | 3 |
| 44 | Senior Loan | 12/29/2014 | 26.0 | 24.3 | 24.3 | L + 6.5% | L + 7.4% | Floating | 6/21/2017 | New York, NY | Mixed-Use | Construction | $ 1,483 Sq ft | 77.6% | 2 |
| 45 | Senior Loan | 12/29/2014 | 23.0 | 23.0 | 23.0 | 5.9% | 6.2% | Fixed | 9/6/2017 | Lyndhurst, NJ | Hotel | Bridge | $135,167 Unit | 85.9% | 3 |
| 46 | Senior Loan | 12/29/2014 | 21.7 | 10.2 | 10.2 | L + 5.8% | L + 5.9% | Floating | 10/8/2019 | Multiple | Industrial | Light Transition | $ 9 Sq ft | 53.6% | 2 |
| 47 | Senior Loan | 11/16/2016 | 19.8 | 18.1 | 18.1 | L + 4.8% | L + 5.2% | Floating | 11/9/2019 | Manhattan, NY | Condominium | Moderate Transition | $ 943 Sq ft | 43.3% | 3 |
| 48 | Senior Loan | 11/16/2016 | 13.6 | 12.7 | 12.7 | L + 4.8% | L + 5.2% | Floating | 11/9/2019 | Manhattan, NY | Condominium | Moderate Transition | $ 931 Sq ft | 46.6% | 3 |
| 49 | Senior Loan | 11/16/2016 | 11.9 | 10.4 | 10.4 | L + 4.8% | L + 5.2% | Floating | 11/9/2019 | Manhattan, NY | Condominium | Moderate Transition | $ 941 Sq ft | 40.7% | 3 |
| 50 | Senior Loan | 12/29/2014 | 11.3 | 11.3 | 11.0 | L + 4.3% | L + 6.7% | Floating | 5/1/2018 | Charlotte, NC | Office | Bridge | $ 130 Sq ft | 77.6%[9] | 3 |
| 51 | Senior Loan | 12/29/2014 | 7.8 | 7.8 | 7.2 | L + 4.3% | L + 10.8% | Floating | 5/1/2018 | Raleigh, NC | Land | Bridge | $ 3 Sq ft | 56.3% | 3 |
| 52 | Senior Loan | 12/29/2014 | 2.7 | 2.7 | 2.5 | 5.6% | 7.8% | Fixed | 9/10/2020 | Shelby Township, MI | Retail | Bridge | $26 Sq ft | 84.2% | 3 |
| 53 | Senior Loan | 12/29/2014 | 2.5 | 2.5 | 2.3 | L + 4.3% | L + 7.7% | Floating | 5/1/2018 | Cary, NC | Land | Bridge | $ 1 Sq ft | 53.3% | 3 |
| 54 | Senior Loan | 12/29/2014 | 1.6 | 1.6 | 1.6 | 6.2% | 6.3% | Fixed | 11/1/2022 | Seneca, SC | Retail | Bridge | $34 Sq ft | 40.0% | 3 |

155

| Loan # | Form of Investment | Origination / Acquisition Date[2] | Total Loan | Principal Balance | Carrying Value[3] | Credit Spread[4] | All-in Yield[5] | Fixed / Floating | Extended Maturity[6] | City, State | Property Type | Loan Type | Loan Per SQFT / Unit | LTV[7] | Risk Rating[8] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Subtotal / Weighted Average | | | $3,126.8 | $2,570.0 | $2,548.5 | 5.1%[10] | 6.5% | | 3.0 yrs | | | | | 57.9% | 2.5 |
| Mezzanine Loans: | | | | | | | | | | | | | | | |
| 55 | Mezzanine Loan | 4/20/2016 | 23.3 | 22.4 | 22.3 | L + 7.8% | L + 8.0% | Floating | 4/20/2021 | Minneapolis, MN | Multifamily | Bridge | $219,830 Unit | 60.8% | 3 |
| 56 | Mezzanine Loan | 7/20/2015 | 19.0 | 19.0 | 19.0 | L + 8.5% | L + 8.7% | Floating | 7/20/2020 | Manhattan, NY | Multifamily | Bridge | $777,778 Unit | 87.9% | 3 |
| 57 | Mezzanine Loan | 2/2/2017 | 17.6 | 17.0 | 16.9 | L + 13.4% | L + 14.3% | Floating | 2/9/2019 | Orlando, FL | Multifamily | Bridge | $215,015 Unit | 81.8% | 2 |
| 58 | Mezzanine Loan | 1/19/2017 | 16.5 | 0.0 | -0.2 | L + 14.0% | L + 14.5% | Floating | 1/19/2022 | Savannah, GA | Hotel | Construction | $321,429 Unit | 0.0% | 3 |
| Subtotal / Weighted Average | | | $ 76.4 | $ 58.4 | $ 58.0 | L + 9.6% | L + 10.1% | | 3.2 yrs | | | | | 75.7% | 2.7 |
| Total / Weighted Average | | | $3,203.2 | $2,628.4 | $2,606.5 | 5.2%[10] | 6.62% | | 3.0 yrs | | | | | 58.3% | 2.5 |

(1) First mortgage loans are whole mortgage loans unless otherwise noted. Loans numbered 1, 3, 29, 33, 37, 38, 41, 44, 45, 46, 50, 51, 52, 53, and 54 represent 75% pari passu participation interests in whole mortgage loans. Loans numbered 5, 7, 15, 22, and 26 represent 65% pari passu participation interests in whole mortgage loans. Loan numbered 14 represents a 50% pari passu participation interest in the whole mortgage loan. Loans numbered 43, 47, 48, and 49 represent 24% pari passu participation interests in whole mortgage loans.

(2) Date loan was originated or acquired by us, which date has not been updated for subsequent loan modifications.

(3) Represents unpaid principal balance net of unamortized costs.

(4) Represents the formula pursuant to which our right to receive a cash coupon on a loan is determined. One floating rate loan with a total loan amount of $37.3 million earned interest income based on a floor above LIBOR of 1.00%.

(5) In addition to credit spread, all-in yield includes the amortization of deferred origination fees, purchase price premium and discount, loan origination costs and accrual of both extension and exit fees. All-in yield for the total portfolio assumes the applicable floating benchmark rate as of March 31, 2017 for weighted average calculations.

(6) Extended maturity assumes all extension options are exercised by the borrower; provided, however, that our loans may be repaid prior to such date. As of March 31, 2017, based on unpaid principal balance, 49.8% of our loans were subject to yield maintenance or other prepayment restrictions and 50.2% were open to repayment by the borrower without penalty.

(7) LTV is calculated as the total outstanding principal balance of the loan or participation interest in a loan plus any financing that is pari passu with or senior to such loan or participation interest at the time of origination or acquisition divided by the applicable as-is real estate value at the time of origination or acquisition of such loan or participation interest in a loan. The as-is real estate value reflects our Manager's estimates, at the time of origination or acquisition of a loan or participation interest in a loan, of the real estate value underlying such loan or participation interest, determined in accordance with our Manager's underwriting standards and consistent with third-party appraisals obtained by our Manager.

the composition and values of our assets, our distribution levels and the diversity of ownership of shares of our capital stock. We have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and we believe that our current organization and intended manner of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT.

As a REIT, we generally are not subject to U.S. federal income tax on our REIT taxable income that we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and generally will be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification. Accordingly, our failure to remain qualified as a REIT could materially and adversely affect us, including our ability to make distributions to our stockholders in the future. Even if we remain qualified as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income or property. See "U.S. Federal Income Tax Considerations—Taxation of TPG RE Finance Trust, Inc."

### Investment Company Act Exclusion or Exemption

We conduct, and intend to continue to conduct, our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act. Complying with provisions that allow us to avoid the consequences of registration under the Investment Company Act may at times require us to forego otherwise attractive opportunities and limit the manner in which we conduct our operations.

We conduct our operations so that we are not an "investment company" as defined in Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act. We believe we are not an investment company under Section 3(a)(1)(A) of the Investment Company Act because we do not engage primarily, or hold ourselves out as being engaged primarily, in the business of investing, reinvesting or trading in securities. Rather, through our wholly-owned or majority-owned subsidiaries, we are primarily engaged in non-investment company businesses related to real estate. In addition, we intend to conduct our operations so that we do not come within the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act because less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will consist of "investment securities" (the "40% test"). Excluded from the term "investment securities" (as that term is defined in the Investment Company Act) are securities issued by majority-owned subsidiaries that are themselves not investment companies and are not relying on the exclusions from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Our interests in wholly-owned or majority-owned subsidiaries that qualify for the exclusion pursuant to Section 3(c)(5)(C), as described below, or another exclusion or exception under the Investment Company Act (other than Section 3(c)(1) or Section 3(c)(7) thereof), do not constitute "investment securities."

We hold our assets primarily through direct or indirect wholly-owned or majority-owned subsidiaries, certain of which are excluded from the definition of investment company pursuant to Section 3(c)(5)(C) of the Investment Company Act. We will classify our assets for purposes of certain of our subsidiaries' Section 3(c)(5)(C) exemption from the Investment Company Act based upon positions set forth by the SEC staff. Based on such positions, to qualify for the exclusion pursuant to Section 3(c)(5)(C), each such subsidiary generally is required to hold at least (i) 55% of its assets in Qualifying Interests, and (ii) at least 80% of its assets in Qualifying Interests and real estate-related assets. Qualifying Interests for this purpose include senior mortgage loans, certain B-Notes and certain mezzanine loans that satisfy various conditions as set forth in SEC staff no-action letters and other guidance, and other assets that the SEC staff in various no-action letters and other guidance has determined are Qualifying Interests for the purposes of the Investment Company Act. We treat as real estate-related assets B-Notes, CMBS and mezzanine loans that do not satisfy the conditions set forth in the relevant SEC staff no-action letters and other guidance, and debt and equity securities of companies primarily engaged in real estate businesses. The SEC has not published guidance with respect to the treatment of the *pari passu* participation interests in senior mortgage loans held by CLO Issuer and certain of its subsidiaries for purposes of the Section 3(c)(5)(C) exclusion. Unless the SEC or its staff issues guidance applicable to the participation interests held by CLO Issuer and its subsidiaries, we intend to treat the participation interests as real estate-related assets. Because of the composition of the assets of CLO Issuer and its subsidiaries, we currently treat CLO Issuer and its subsidiaries as excluded from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, and treat the securities issued by them to us as "investment securities" for purposes of the 40% test.

As of March 31, 2017, the portfolio of each of our subsidiaries for which we expect to rely on the exclusion from regulation as an investment company afforded by Section 3(c)(5)(C) of the Investment Company Act was comprised of in excess of 55% of first mortgage loans and at least an additional 25% in first mortgage loans and senior participation interests in commercial loans that were real-estate related.

SEC no-action positions are based on specific factual situations that differ in some regards from the factual situations we and our subsidiaries may face, and as a result, we may have to apply SEC staff guidance that relates to other factual situations by analogy. A number of these no-action positions were issued more than twenty years ago. There may be no guidance from the SEC staff that applies directly to our factual situations, and the SEC may disagree with our conclusion that the published guidance applies in the manner we have concluded. No assurance can be given that the SEC or its staff will concur with our classification of our assets. In addition, the SEC or its staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act, including for purposes of our subsidiaries' compliance with the exclusion provided in Section 3(c)(5)(C) of the Investment Company Act.

If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act) and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan, which could materially and adversely affect our ability to pay distributions to our stockholders.

There is no guarantee that we will be able to adjust our assets in the manner required to maintain our exclusion or exemption from the Investment Company Act and any adjustment in our strategy or assets could have a material adverse effect on us. See "Risk Factors—Risks Related to Our Company—Maintenance of our exemptions from registration as an investment company under the Investment Company Act imposes significant limits on our operations. Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act."

## Competition

We operate in a competitive market for the origination and acquisition of attractive investment opportunities. We compete with a variety of institutional investors, including other REITs, debt funds, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, private equity and hedge funds, governmental bodies and other entities and may compete with TPG Funds. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. Several of our competitors, including other REITs, have recently raised, or are expected to raise, significant amounts of capital and may have investment objectives that overlap with our investment objectives, which may create additional competition for lending and other investment opportunities. Some of our competitors may have a lower cost of funds and access to funding sources that may not be available to us or are only available to us on substantially less attractive terms. Many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exclusion or exemption from the Investment Company Act. In from June 2006 to June 2007. Before joining DRCM, Ms. Guggenheim served as a managing director in originations at UBS from May 2002 to June 2006. Prior to joining UBS, Ms. Guggenheim served as a managing director at Bear Stearns & Co. from October 2000 to April 2002 and previously worked in real estate investment banking and commercial real estate lending at Credit Suisse and Credit Suisse First Boston from 1986 to 1999. Ms. Guggenheim has a total of 31 years of experience in commercial real estate finance. Ms. Guggenheim earned a B.A. in Economics and Spanish Literature from Swarthmore College and an M.B.A. from The Wharton School of the University of Pennsylvania. Ms. Guggenheim's leadership, vision, skills, deep knowledge of our business and experience in commercial real estate finance lead to our conclusion that Ms. Guggenheim should serve on our board of directors.

*Kelvin Davis* has served as one of our directors since December 2014. Mr. Davis is the founder and the co-head of TPG Real Estate. He is based in San Francisco and is a member of TPG's management committee. From 2000 to 2009, Mr. Davis led TPG's North American buyout group, encompassing investments in all non-technology industry sectors. Prior to joining TPG in 2000, Mr. Davis was president and chief operating officer of Colony Capital, LLC, a private international real estate investment firm in Los Angeles ("Colony"), which he co-founded in 1991. Colony's wholly-owned affiliate, Colony Advisors, Inc., acted as asset manager with respect to essentially all of Colony's loan and property investments. Prior to the formation of Colony, Mr. Davis was a principal of RMB Realty, Inc., the real estate investment vehicle of Robert M. Bass. Prior to his affiliation with RMB Realty, Inc., he worked at Goldman Sachs & Co. LLC in New York and with Trammell Crow Company in Dallas and Los Angeles. Mr. Davis earned a B.A. in Economics from Stanford University and an M.B.A. from Harvard Business School, where he was a Baker Scholar, a John L. Loeb Fellow, and a Wolfe Award recipient. Mr. Davis serves on the Boards of Directors of Caesars Entertainment Corporation (NASDAQ: CZR), Catellus Development Corporation, Taylor Morrison Home Corporation (NYSE: TMHC), and Enlivant (formerly, Assisted Living Concepts, Inc.). He is also a long-time director (and past Chairman) of Los Angeles Team Mentoring, Inc. (a charitable mentoring organization); is a trustee of Los Angeles County Museum of Art (LACMA); and is on the Board of Overseers of the Huntington Library, Art Collections, and Botanical Gardens. Mr. Davis's substantial real estate loan and property investment experience, leadership role with TPG Real Estate and deep knowledge and relationships in the real estate sector lead to our conclusion that Mr. Davis should serve on our board of directors.

*Michael Gillmore* is a nominee to our board of directors. Mr. Gillmore is currently an audit partner at Ernst & Young LLP ("EY") and will retire on June 30, 2017 after 39 years at EY. Mr. Gillmore has served in various leadership positions in EY's real estate practice during his career, including from 2004 to 2016 as Market Segment Leader for Real Estate, Hospitality & Construction for the Pacific Southwest Region and the West Region. Mr. Gillmore has served as the lead partner for numerous public and private companies operating in multiple subsectors of the real estate industry. In his role, Mr. Gillmore has extensive experience interacting with boards of directors and audit committees. Mr. Gillmore received a B.S. in Business Administration and Accounting from California State University, Fullerton. Mr. Gillmore serves on the Advisory Board of the Lusk Real Estate Center at the University of Southern California and the Board of Directors of the California Hospital Medical Center Foundation. Mr. Gillmore is a full member of the Urban Land Institute and the National Association of Real Estate Investment Trusts. Mr. Gillmore's extensive audit experience and interactions with the boards of directors and audit committees of multiple companies in the real estate industry lead to our conclusion that Mr. Gillmore should serve on our board of directors.

*Wendy Silverstein* is a nominee to our board of directors. Ms. Silverstein is currently President and Chief Executive Officer of New York REIT, Inc. (NYSE: NYRT) ("NYRT"). As Chief Executive Officer of NYRT, Ms. Silverstein is leading the winding up and liquidation of NYRT pursuant to a stockholder approved plan of liquidation. Previously, Ms. Silverstein served as Executive Vice President and Co-Head of Acquisitions and Capital Markets for Vornado Realty Trust (NYSE: VNO) ("Vornado"), an owner of commercial real estate in the United States, from 1998 to 2015. During her tenure at Vornado, Ms. Silverstein oversaw Vornado's debt and equity financings and was responsible for a variety of real estate as well as corporate acquisitions. Ms. Silverstein was a member of the Investment Committee for Vornado's private equity fund, Vornado Capital employees and consultants of our Manager or its affiliates, as well as to our Manager and other entities that provide services to us and our affiliates and the employees of such entities, and persons expected to take such positions. Our compensation committee also has the authority to determine what form the awards will take, the amount and timing of the awards and all other terms and conditions of the awards. Our compensation committee may not amend or replace any previously granted option or stock appreciation right in a manner that is considered a repricing under stock exchange listing rules without stockholder approval.

Following the completion of this offering, we expect that our compensation committee, when determining the timing, size and types of awards to eligible participants under our equity incentive plan, will take into account all factors that it deems appropriate, including, with respect to our Manager, if deemed appropriate, the amount of any incentive compensation then-earned by our Manager. Our compensation committee shall have the resources and authority appropriate to retain, on terms it deems appropriate, experts or consultants as it deems appropriate to discharge its duties and responsibilities, without obtaining the approval of our board of directors or management.

### Share Authorization

The total number of shares of common stock or LTIP units that may be made subject to awards under our equity incentive plan will be equal to 7.5% of the issued and outstanding shares of our stock upon the completion of our stock dividend and this offering (on a fully-diluted basis and including any shares of our common stock issued upon exercise of the underwriters' option to purchase additional shares of our common stock). The number of shares of our common stock available under our equity incentive plan shall be reduced by the sum of the aggregate number of shares of common stock which become subject to outstanding options, outstanding stock appreciation rights, outstanding stock awards and outstanding performance-related awards. To the extent that shares of our common stock subject to an outstanding option, stock appreciation right, stock award or performance award granted under our equity incentive plan are not issued or delivered or are forfeited by reason of the expiration, termination, cancellation or forfeiture of such award or the settlement of such award in cash, then such shares of our common stock generally shall again be available for issuance under our equity incentive plan. In addition, shares delivered or withheld to pay withholding taxes for stock awards, performance awards, or other equity-based awards shall again be available for issuance under the equity incentive plan.

In the event of any equity restructuring that causes the per share value of shares of our common stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary dividend, then our board of directors will appropriately adjust the number and class of securities available under our equity incentive plan and the terms of each outstanding award under our equity incentive plan. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization or partial or complete liquidation, our board of directors may make such equitable adjustments as it determines to be appropriate and equitable to prevent dilution or enlargement of rights of participants. The decision of our board of directors regarding any such adjustment shall be final, binding and conclusive.

### Stock Options

Our equity incentive plan authorizes the grant of incentive stock options and options that do not qualify as incentive stock options, except that incentive stock options will be granted only to persons (if any) who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Internal Revenue Code. The exercise price of each option will be determined by our compensation committee, provided that the price cannot be less than 100% of the fair market value of the shares of our common stock on the date on which the option is granted (or 110% of the shares' fair market value on the grant date in the case of an incentive stock option granted to an individual who is a "ten percent stockholder" under Sections 422 and 424 of the Internal Revenue Code). The term of an option cannot exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a "ten percent stockholder").

# PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our stock immediately prior to and upon the completion of this offering by (1) each of our directors and director nominees, (2) each of our executive officers, (3) all of our directors, director nominees and executive officers as a group and (4) each person known by us to be the beneficial owner of more than 5% of our stock.

To our knowledge, each person named in the table has sole voting and investment power with respect to all of the shares of our stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of shares of our stock shown represents the number the person "beneficially owns," as determined by the rules of the SEC. The SEC has defined "beneficial ownership" of a security to mean the possession, directly or indirectly, of voting power and/or investment power over that security. A security holder is also deemed to be, as of any date, the beneficial owner of all securities over which such security holder has the right to acquire voting or investment power within 60 days after that date, including through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement.

The percentages reflect beneficial ownership of shares of our stock immediately prior to and upon the completion of this offering as determined in accordance with Rule 13d-3 under the Exchange Act and are based on shares of stock outstanding as of the date immediately prior to the completion of this offering and shares of stock outstanding upon the completion of this offering (assuming 11,000,000 shares of our common stock are sold in this offering without giving effect to any exercise by the underwriters of their option to purchase additional shares of our common stock). Except as noted below, the shares beneficially owned are shares of our common stock and the address for all beneficial owners in the table below is 888 Seventh Avenue, 35th Floor, New York, NY 10106.

| | Amount and Nature of Beneficial Ownership | | | |
| | Immediately Prior to this Offering | | Upon Completion of this Offering | |
| Name and Address of Beneficial Owner | Shares Owned | Percentage | Shares Owned | Percentage |
|---|---|---|---|---|
| **Directors, Director Nominees and Executive Officers:** | | | | |
| Avi Banyasz[1] | 8,713 | * | 10,760 | * |
| Greta Guggenheim[2] | 2,530 | * | 3,124 | * |
| Robert Foley[3] | 7,102 | * | 8,773 | * |
| Matthew Coleman[4] | 3,485 | * | 4,303 | * |
| Peter Smith | — | — | — | — |
| Deborah Ginsberg[5] | 1,639 | * | 2,023 | * |
| Kelvin Davis[6] | 148,120 | * | 182,928 | * |
| Michael Gillmore | — | — | — | — |
| Wendy Silverstein | — | — | — | — |
| Bradley Smith | — | — | — | — |
| Gregory White | — | — | — | — |
| All directors, director nominees and executive officers as a group (11 persons) | | | | |
| **More than 5% Stockholders:** | | | | |
| Flourish Investment Corporation[7] | 7,601,511 | 18.9% | 9,387,866 | 15.5% |
| Careit US Investments LP[8] | 5,859,402 | 14.6% | 7,236,361 | 11.9% |
| Altair Commercial Real Estate Lending Fund, LLC[9] | 8,119,146 | 20.2% | 10,027,145 | 16.5% |
| State Treasurer of the State of Michigan, as custodian of the Michigan Public School Employees' Retirement System, State Employees' Retirement System, Michigan State Police Retirement System and Michigan Judges Retirement System[10] | 3,906,269 | 9.7% | 4,824,242 | 7.9% |
| UPS Group Trust[11] | 3,805,224 | 9.5% | 4,699,452 | 7.7% |
| Nan Shan Life Insurance Co., Ltd[12] | 2,740,191 | 6.8% | 3,384,135 | 5.6% |
| TPG Funds[13] | 6,022,568 | 15.0% | 7,441,840 | 12.3% |

\*  Represents less than 1% of the number of shares of our stock outstanding immediately prior to, or upon the completion of, this offering, as the case may be.

(1) Mr. Banyasz, who is the chairman of our board of directors, is a partner of TPG. Mr. Banyasz has no voting or investment power over and disclaims beneficial ownership of the shares of stock held by the TPG Funds (as defined below). The address of Mr. Banyasz is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(2) Includes 2,530 shares of Class A common stock. Excludes 7,591 restricted shares of Class A common stock held by our Manager that have been awarded by our Manager to Ms. Guggenheim. These shares of Class A common stock will vest ratably in three annual installments beginning on June 30, 2018. Upon vesting, the shares of Class A common stock will be delivered to the individual. Ms. Guggenheim, who is one of our directors, is a partner of TPG. Ms. Guggenheim has no voting or investment power over and disclaims beneficial ownership of the shares of stock held by the TPG Funds. In connection with our stock dividend, Ms. Guggenheim will receive 594 shares of our Class A common stock.

(3) Includes 5,116 shares of Class A common stock and 1,986 restricted shares of Class A common stock held by our Manager that have been awarded by our Manager to Mr. Foley and that will vest on August 17, 2017. Excludes 13,684 shares of Class A common stock held by our Manager that have been awarded by our Manager to Mr. Foley. These shares of Class A common stock will vest as follows: (a) 9,869 shares will vest ratably in three annual installments beginning on June 30, 2018; (b) 1,987 shares will vest on August 17, 2018; and (c) 1,828 shares will vest ratably in two annual installments beginning on December 31, 2017. Upon vesting, the shares of Class A common stock will be delivered to the individual. In connection with our stock dividend, Mr. Foley will receive 1,202 shares of our Class A common stock.

(4) Represents shares of common stock issuable to The Matthew and Monica Coleman Family Trust upon conversion of shares of Class A common stock held by TPG RE Finance Trust Equity (as defined below). The trust is a limited partner of TPG RE Finance Trust Equity and has the right to acquire voting and investment power over 3,485 shares of common stock subject to the terms and conditions of TPG RE Finance Trust Equity's agreement of limited partnership. Mr. Coleman shares voting and investment power over the shares issuable to the trust with his spouse. Mr. Coleman, who is one of our executive officers, is a partner of TPG. Except as described above, Mr. Coleman has no voting or investment power over and disclaims beneficial ownership of the shares of stock held by the TPG Funds. In connection with our stock dividend, TPG RE Finance Trust Equity will receive an additional 818 shares of our Class A common stock over which The Matthew and Monica Coleman Family will have the right to acquire voting and investment power.

(5) Includes 1,639 shares of Class A common stock. Excludes 5,498 shares of Class A common stock held by our Manager that have been awarded by our Manager to Ms. Ginsberg. These shares of Class A common stock will vest as follows: (a) 759 shares will vest ratably in three annual installments beginning on June 30, 2018; and (b) 4,739 shares will vest ratably in two annual installments beginning on May 5, 2018. Upon vesting, the shares of Class A common stock will be delivered to the individual. In connection with our stock dividend, Ms. Ginsberg will receive 385 shares of our Class A common stock.

(6) Represents shares of common stock issuable to Davis Trust Holdings LLC and East Creek Investments, L.P. upon conversion of shares of Class A common stock held by TPG RE Finance Trust Equity. These entities are limited partners of TPG RE Finance Trust Equity and have the right to acquire voting and investment power over an aggregate of 148,120 shares of common stock subject to the terms and conditions of TPG RE Finance Trust Equity's agreement of limited partnership. Mr. Davis is or controls the managing member of Davis Trust Holdings LLC and the general partner of East Creek Investments, L.P. Mr. Davis, who is a member of our board of directors, is a partner of TPG. Except as described above, Mr. Davis has no voting or investment power over and disclaims beneficial ownership of the shares of stock held by the TPG Funds. In connection with our stock dividend, TPG RE Finance Trust Equity will receive an additional 34,808 shares of our Class A common stock over which Davis Trust Holdings LLC and East Creek Investments, L.P. will have the right to acquire voting and investment power.

(7) The address of Flourish Investment Corporation is Room 704, No. 2 Building, No. 1 Naoshikou Street, Xicheng District, Beijing 100031.

(8) Careit Canada DCR GP owns 99.9% of the ownership interests of Careit US Investments L.P., and Careit Fonds Gov DC Inc. owns 84.9% of the ownership interests of Careit Canada DCR GP. The address of Careit US Investments LP is 1001 Square-Victoria, Suite C-500, Montreal, Quebec, H2Z2B5.

(9) The address of Altair Commercial Real Estate Lending Fund, LLC is 1888 Century Park East, 2nd Floor, Los Angeles, CA 90067.

(10) The address of the State Treasurer of the State of Michigan is 2501 Coolidge Road, Suite 400, East Lansing, MI 48823.

(11) The Bank of New York Mellon is the trustee for the UPS Group Trust and has voting and investment power over the shares of common stock held by the UPS Group Trust. The address of the UPS Group Trust is 55 Glenlake Parkway NE, Atlanta, GA 30328.

(12) The address of Nan Shan Life Insurance Co., Ltd. is No. 168, Zhuang Jing Road, Xinyi District, Taipei City 11049, Taiwan (Republic of China).

(13) The TPG Funds hold an aggregate of 6,022,568 shares of stock consisting of: (a) 1,466,600 shares of common stock held by TPG Holdings III, L.P., a Delaware limited partnership ("TPG Holdings III"), (b) 3,800,742 shares of common stock held by TPG/NJ (RE) Partnership, L.P., a Delaware limited partnership ("TPG/NJ RE Partnership"), (c) 164,976 shares of Class A common stock held by TPG RE Finance Trust Management, L.P., a Delaware limited partnership ("TPG RE Finance Trust Management"), and (d) 590,250 shares of Class A common stock held by TPG RE Finance Trust Equity, L.P., a Delaware limited partnership ("TPG RE Finance Trust Equity" and, together with TPG Holdings III, TPG/NJ RE Partnership and TPG RE Finance Trust Management, the "TPG Funds"). The general partner of TPG/NJ RE Partnership is TPG NJ DASA GenPar C, L.P., a Delaware limited partnership, whose general partner is TPG DASA Advisors (RE) II, LLC, a Delaware limited liability company, whose sole member is TPG Holdings III, whose general partner is TPG Holdings III-A, L.P., a Cayman limited partnership, whose general partner is TPG Holdings III-A, Inc., a Cayman corporation, whose sole shareholder is TPG Group Holdings (SBS), L.P., a Delaware limited partnership ("TPG Group Holdings"). The general partner of TPG RE Finance Trust Management is TPG Real Estate Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings II Sub, L.P., a Delaware limited partnership, whose general partner is TPG Holdings II, L.P., a Delaware limited partnership, whose general partner is TPG Holdings II-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings. The general partner of TPG Group Holdings is TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation ("Group Advisors"). The general partner of TPG RE Finance Trust Equity is TPG Real Estate GenPar Advisors, Inc., a Delaware corporation ("TPG Real Estate GenPar Advisors"). David Bonderman and James G. Coulter are sole shareholders of each of (i) Group Advisors and (ii) TPG Real Estate GenPar Advisors and may therefore be deemed to be the beneficial owners of the shares of common stock held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares of common stock and Class A common stock held by the TPG Funds except to the extent of their pecuniary interest therein. The address of each of TPG Real Estate GenPar Advisors, Group Advisors and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

**DESCRIPTION OF CAPITAL STOCK**

*The following description of the rights and preferences of our capital stock is only a summary. While we believe that the following description covers the material terms of our capital stock, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire prospectus, the MGCL, our charter and bylaws and the other documents we refer to for a more complete understanding of our capital stock. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."*

**General**

Upon completion of this offering, our charter will provide that we may issue up to 300,000,000 shares of common stock, par value $0.001 per share, 2,500,000 shares of Class A common stock, $0.001 par value per share, and 100,000,000 shares of preferred stock, $0.001 par value per share. Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares of capital stock or the number of shares of capital stock of any class or series with the approval of a majority of our board of directors and without stockholder approval. Upon the completion of our stock dividend and this offering, we will have outstanding 59,476,487 shares of our common stock (or 61,126,487 shares of our common stock if the underwriters exercise their option to purchase additional shares of our common stock), assuming an initial public offering price of $20.50 per share, which is the mid-point of the price range indicated on the cover of this prospectus, 1,213,026 shares of our Class A common stock, and 125 shares of our 12.5% Series A Cumulative Non-Voting Preferred Stock ("Series A preferred stock").

Under Maryland law, stockholders generally are not personally liable for our debts or obligations solely as a result of their status as stockholders.

**Common Stock**

All shares of our common stock offered in this offering will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of shares of capital stock, including our Series A preferred stock, and to the provisions of our charter regarding the restrictions on ownership and transfer of our capital stock, holders of shares of our common stock are entitled to receive dividends and other distributions on such shares out of assets legally available therefor if, as and when authorized by our board of directors and declared by us, and the holders of shares of our common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all our known debts and other liabilities.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of shares of our capital stock and except as may otherwise be specified in the terms of any class or series of shares of our capital stock, including our Series A preferred stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of shares of capital stock, including our Series A preferred stock, the holders of such shares of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors, which means that the holders of a majority of the outstanding shares of our capital stock entitled to vote in the election of directors can elect all of the directors then standing for election, and the holders of the remaining shares of such capital stock will not be able to elect any directors.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any securities of our company and have no appraisal rights. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of shares of capital stock, holders of shares of our common stock will have equal dividend, liquidation and other rights.

**SHARES ELIGIBLE FOR FUTURE SALE**

**General**

Before this offering, there has not been a public market for shares of our common stock. Future sales of our stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our stock in the public market after such restrictions lapse, or the perception that those sales may occur, could cause the market price for our common stock to decline significantly or impair our ability to raise equity capital in the future.

Immediately prior to the completion of this offering, we will have ten holders of our Class A common stock and nine holders of our common stock. A total of 59,476,487 shares of our common stock will be outstanding upon the completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares of our common stock (or 61,126,487 shares of our common stock if the underwriters exercise their option to purchase additional shares in full) and no conversion of any shares of Class A common stock into common stock. Of these outstanding shares, all shares of our common stock sold in this offering and any shares of our common stock sold upon exercise of the underwriters' option to purchase additional shares of our common stock will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by our affiliates, as that term is defined in Rule 144 under the Securities Act. In addition, a total of 1,213,026 shares of our Class A common stock will be outstanding upon the completion of this offering. Each share of Class A common stock is convertible at any time or from time to time, at the option of the holder, for one fully paid and nonassessable share of common stock.

Approximately 48,476,487 shares of our common stock and 1,213,026 shares of our Class A common stock are "restricted" securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

**Rule 144**

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a resale of restricted securities for which a six-month holding period has elapsed since the restricted securities were acquired from us or any of our affiliates may resell those securities, subject only to the availability of current public information about us. After a one-year holding period has elapsed, such a non-affiliated person may resell those restricted securities without further restriction under Rule 144.

Generally, an affiliate of ours who holds restricted securities for which a six-month holding period has elapsed may resell those restricted securities pursuant to Rule 144, except that:

- the number of securities resold, when taken together with the number of securities resold by that affiliate and certain related persons within the preceding three months, may not exceed the greater of:

  - 1% of the shares of our common stock then outstanding; and

  - the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the resale is filed with the SEC;

- we must have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the resale and have filed all required reports (other than Current Reports on Form 8-K) during that time period; and

- certain manner-of-sale and notice provisions are satisfied.

**Our Equity Incentive Plan**

Our board of directors has adopted, and our stockholders have approved, our equity incentive plan. The total number of shares of our common stock or LTIP units that may be made subject to awards under our equity incentive plan is equal to 7.5% of the issued and outstanding shares of our stock upon the completion of our stock dividend and this offering (on a fully-diluted basis and including any shares of our common stock issued upon exercise of the underwriters' option to purchase additional shares of our common stock).

We expect to have 4,551,713 shares of our common stock reserved for issuance under our equity incentive plan after completion of our stock dividend and this offering (assuming 11,000,000 shares of our common stock are sold in this offering without giving effect to any exercise of the underwriters' option to purchase additional shares of our common stock). For a description of our equity incentive plan, see "Management—Equity Incentive Plan."

In connection with this offering, we intend to file a registration statement on Form S-8 to register the issuance of the total number of shares of our common stock that may be issued under our equity incentive plan. The shares of our common stock covered by this registration statement on Form S-8 will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates. See "Certain Relationships and Related Person Transactions."

**Lock-up Agreements**

Our existing stockholders (other than those referenced in the next sentence), owning an aggregate of 46,665,237 shares of our stock, will be subject to lock-up agreements with the underwriters that will restrict the sale of the shares of our common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock (including our Class A common stock) held by them for 180 days after the date of this prospectus, subject to certain limited exceptions. In addition, our executive officers and directors, our Manager, TPG Holdings III, L.P. and TPG RE Finance Trust Equity, L.P., owning an aggregate of 2,959,836 shares of our stock, will be subject to lock-up agreements with the underwriters that will restrict the sale of the shares of our common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock (including our Class A common stock) held by them for 365 days after the date of this prospectus, subject to certain limited exceptions. See "Underwriting" for a description of these lock-up agreements.

**Registration Rights**

Beginning 180 days after the date of this prospectus, holders of 48,540,929 shares of our common stock, including any shares of our common stock issued upon conversion of shares of our Class A common stock, will be entitled to rights described under "Certain Relationships and Related Person Transactions—Agreements Relating to Our Formation Transaction—Registration Rights Agreement." Subject to lock-up agreements with the underwriters, registration of these shares under the Securities Act would result in these shares becoming freely tradable without restrictions under the Securities Act immediately upon effectiveness of the registration statement.

## UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and Wells Fargo Securities, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, our Manager and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of our common stock set forth opposite its name below.

| Underwriter | Number of Shares |
|---|---|
| Merrill Lynch, Pierce, Fenner & Smith Incorporated . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | |
| Citigroup Global Markets Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | |
| Goldman Sachs & Co. LLC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | |
| Wells Fargo Securities, LLC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | |
| Deutsche Bank Securities Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | |
| J.P. Morgan Securities LLC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | |
| Morgan Stanley & Co. LLC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | |
| Barclays Capital Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | |
| TPG Capital BD, LLC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | |
| JMP Securities LLC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,000,000 |

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of our shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering our shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of our shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

### Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer our shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at that price less a concession not in excess of $    per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of our common stock.

| | Per Share | Without Option | With Option |
|---|---|---|---|
| Public offering price . . . . . . . . . . . . . . . . . . . . . . . | $ | $ | $ |
| Underwriting discount . . . . . . . . . . . . . . . . . . . . . . | $ | $ | $ |
| Proceeds, before expenses, to us . . . . . . . . . . . . . . | $ | $ | $ |

The expenses of this offering, not including the underwriting discount, are estimated at $6.9 million and are payable by us. We have agreed to reimburse the underwriters for the legal fees and other reasonable disbursements of counsel for the underwriters in the maximum amount of $35,000 in connection with the filing for review of the public offering of our common stock by the Financial Industry Regulatory Authority.

**Option to Purchase Additional Shares**

We have granted the underwriters the option to purchase up to an additional 1,650,000 shares of our common stock from us at the public offering price less the underwriting discount, exercisable at any time or from time to time within 30 days after the date of this prospectus. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

**No Sales of Similar Securities**

We and our existing stockholders (other than those referenced in the next sentence) have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock (including our Class A common stock), for 180 days after the date of this prospectus without first obtaining the written consent of each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. In addition, our executive officers and directors, our Manager, TPG Holdings III, L.P. and TPG RE Finance Trust Equity, L.P. have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock (including our Class A common stock), for 365 days after the date of this prospectus without first obtaining the written consent of each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly,

- offer, pledge, sell or contract to sell any stock,
- sell any option or contract to purchase any stock,
- purchase any option or contract to sell any stock,
- grant any option, right or warrant for the sale of any stock,
- lend or otherwise dispose of or transfer any stock,
- request or demand that we file a registration statement related to our stock, or
- enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any stock whether any such swap or other agreement is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock (including our Class A common stock). It also applies to stock owned now or, subject to certain exceptions, acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

**New York Stock Exchange Listing**

Our common stock has been approved for listing, subject to official notice of issuance, on the NYSE under the symbol "TRTX." In order to meet the requirements for listing on that exchange, the underwriters will undertake to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice. TPG Capital BD, LLC does not intend to engage in these transactions.

## Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

## Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, we are a party to secured revolving repurchase facilities with affiliates of each of Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC. We have also executed a term sheet and are completing documentation with an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated to provide a secured revolving repurchase facility of $500 million, although we have not received a commitment with respect to this facility and there can be no assurance that we will receive any such commitment or enter into a definitive agreement for the facility upon the terms contemplated or other terms, or at all. We have negotiated a term sheet with an affiliate of Citigroup Global Markets Inc. to provide a secured revolving repurchase facility of $250 million, although we have not received a commitment with respect to this facility and there can be no assurance that we will receive any such commitment or enter into a definitive agreement for the facility upon the terms contemplated or other terms, or at all.

In addition, Deutsche Bank A.G., New York branch, an affiliate of Deutsche Bank Securities Inc., is the holder of the Class A note issued by CLO Issuer, as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Portfolio Financing—Private Collateralized Loan Obligation." We incur a fee, payable to Deutsche Bank A.G., New York branch, of 0.25% on undrawn amounts of the Class A note while it is outstanding. In addition, CLO Issuer will pay a deferred purchase price in the aggregate amount of $2.0 million to German American Capital Corporation, an affiliate of Deutsche Bank Securities Inc. This payment relates to the acquisition of our initial portfolio of loans in our Formation Transaction.

Further, TPG Capital BD, LLC is an affiliate of ours. As an underwriter in this offering, TPG Capital BD, LLC will receive its proportionate share of the underwriting discount to be paid by us to the underwriters based on the number of shares allocated to it in this offering.

We intend to use the net proceeds from this offering to originate and acquire our target assets in a manner consistent with our investment strategy and investment guidelines described in this prospectus. We expect to fully deploy the net proceeds from this offering in our target assets by the end of the second quarter of 2018. However, there can be no assurance that we will use all or any of such proceeds to originate or acquire our target assets by such time. Prior to the time we have fully invested the net proceeds of this offering to originate or acquire our target assets, we may temporarily reduce amounts outstanding under our secured revolving repurchase facilities with a portion of the net proceeds from this offering. Affiliates of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley &

Until , 2017 (25 days after the date of this prospectus), all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

**11,000,000 Shares**



# TPG RE Finance Trust, Inc.

**Common Stock**

**PROSPECTUS**

**BofA Merrill Lynch**

**Citigroup**

**Goldman Sachs & Co. LLC**

**Wells Fargo Securities**

**Deutsche Bank Securities**

**J.P. Morgan**

**Morgan Stanley**

**Barclays**

**TPG Capital BD, LLC**

**JMP Securities**

**, 2017**

## PART II

## INFORMATION NOT REQUIRED IN PROSPECTUS

## Item 31.   Other Expenses and Issuance and Distribution

Set forth below are the fees and expenses, other than the underwriting discount, to be incurred by us in connection with the issuance and distribution of the common stock being registered. All amounts set forth below are estimates, except the Securities and Exchange Commission ("SEC"), registration fee and the Financial Industry Regulatory Authority, Inc. ("FINRA") filing fee.

| | |
|---|---:|
| SEC registration fee | $ 30,789 |
| FINRA filing fee | 40,348 |
| New York Stock Exchange listing fee | 150,000 |
| Legal fees and expenses | 2,768,886 |
| Printing and engraving expenses | 750,000 |
| Accounting fees and expenses | 723,445 |
| Transfer agent's fees and expenses | [●] |
| Deferred purchase price due to German American Capital Corporation | 2,000,000 |
| Miscellaneous | 50,000 |
| Total | $ [●] |

## Item 32.   Sales to Special Parties

None.

## Item 33.   Recent Sales of Unregistered Securities

During the three years preceding the filing of this registration statement on Form S-11, we sold unregistered securities to a limited number of persons, as described below:

- On December 19, 2014, we issued 23,865,684 shares of common stock to certain investors for an aggregate purchase price of $596.6 million. Such issuances were exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof because the shares were issued in transactions that did not involve any public offering.

- On January 21, 2015, in order to satisfy the 100-holder REIT requirement under the Internal Revenue Code, we issued 125 shares of 12.5% Series A cumulative non-voting preferred stock, with a liquidation preference of $1,000 per share, to certain unaffiliated third parties at a price of $1,000 per share, for gross proceeds of $125,000. The placement agent for this offering was H&L Equities, LLC, an unaffiliated entity, which received a placement agent fee of $6,250 in connection with the placement. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof because the shares were issued in a transaction that did not involve any public offering.

- On February 17, 2015, we issued 113,800 shares of our Class A common stock to TPG RE Finance Trust Management, L.P. in exchange for 113,800 shares of common stock that we previously issued to TPG RE Finance Trust Management, L.P. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9) thereof because the shares of Class A common stock were issued to an existing stockholder and no commission or other remuneration was paid or given directly or indirectly for soliciting the exchange.

Upon the completion of this offering, we expect to enter into customary indemnification agreements with each of our directors and executive officers that will obligate us to indemnify them to the maximum extent permitted under Maryland law.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Under our Management Agreement, our Manager maintains a contractual as opposed to a fiduciary relationship with us, which limits our Manager's obligations to us to those specifically set forth in our Management Agreement. The ability of our Manager and its officers and other personnel of TPG provided to our Manager, including our chairman and executive officers, to engage in other business activities may reduce the time they spend managing us.

**Item 35. Treatment of Proceeds from Stock Being Registered**

None of the proceeds of this offering will be credited to an account other than the appropriate capital account.

**Item 36. Financial Statements and Exhibits**

(a) *Financial Statements and Financial Statement Schedule*. See page F-1 for an index of the financial statements included in this registration statement on Form S-11.

(b) *Exhibits*. The following exhibits are filed as part of this registration statement on Form S-11:

| Exhibit Number | Description |
|---|---|
| 1.1* | Form of Underwriting Agreement |
| 3.1** | Form of Articles of Amendment and Restatement of TPG RE Finance Trust, Inc. |
| 3.2** | Form of Amended and Restated Bylaws of TPG RE Finance Trust, Inc. |
| 4.1** | Specimen Common Stock Certificate of TPG RE Finance Trust, Inc. |
| 4.2** | Indenture, dated as of December 18, 2014, among TPG RE Finance Trust CLO Issuer, L.P., TPG RE Finance Trust GENPAR, Inc. and U.S. Bank National Association |
| 5.1* | Opinion of Venable LLP regarding the validity of the securities being registered |
| 8.1* | Opinion of Vinson & Elkins LLP regarding tax matters |
| 10.1** | Form of Management Agreement between TPG RE Finance Trust, Inc. and TPG RE Finance Trust Management, L.P., to be effective upon completion of this offering |
| 10.2** | Registration Rights Agreement, dated as of December 15, 2014, by and among TPG RE Finance Trust, Inc. and other parties named therein |
| 10.3** | 2017 Equity Incentive Plan of TPG RE Finance Trust, Inc. |
| 10.4** | Form of Indemnification Agreement between TPG RE Finance Trust, Inc. and each of its directors and officers |
| 10.5** | Form of Trademark License Agreement between TPG RE Finance Trust, Inc. and Tarrant Capital IP, LLC |

| Exhibit Number | Description |
|---|---|
| 10.21** | Master Repurchase and Securities Contract, dated as of March 31, 2017, between TPG RE Finance 14, Ltd. and U.S. Bank National Association |
| 10.22** | Limited Guaranty, dated as of March 31, 2017, made by TPG RE Finance Trust Holdco, LLC in favor of U.S. Bank National Association |
| 10.23** | Collateral Management Agreement, dated as of December 18, 2014, by and between TPG RE Finance Trust CLO Issuer, L.P., acting by TPG RE Trust GenPar, Inc., as its General Partner, and TPG RE Finance Trust Management, L.P. |
| 10.24** | Master Co-Lender Agreement, dated as of December 29, 2014, among TPG RE Finance Trust CLO Issuer, L.P., TPG RE Finance Trust CLO Issuer Sub, Ltd., TPG RE Finance Trust CLO TRS Corp., TPG RE Finance Trust CLO TRS 1 Corp., TPG RE Finance Trust CLO TRS 2 Corp., German American Capital Corporation, Deutsche Bank Trust Company Americas and Deutsche Bank AG New York Branch |
| 10.25** | Amendment No. 2 to Master Repurchase and Securities Contract, dated as of December 22, 2016, between and among TPG RE Finance 11, Ltd., TPG RE Finance Trust Holdco, LLC and Wells Fargo Bank, National Association |
| 10.26** | Amendment No. 3 to Master Repurchase and Securities Contract, dated as of June 8, 2017, between and among TPG RE Finance 11, Ltd., TPG RE Finance Trust Holdco, LLC and Wells Fargo Bank, National Association |
| 10.27** | Third Amendment to Master Repurchase and Securities Contract Agreement, dated as of June 12, 2017, by and between Goldman Sachs Bank USA and TPG RE Finance 2, Ltd. |
| 16.1** | Letter from PricewaterhouseCoopers LLP to the Securities and Exchange Commission, dated April 25, 2017 |
| 21.1* | List of Subsidiaries of TPG RE Finance Trust, Inc. |
| 23.1* | Consent of Venable LLP (included in Exhibit 5.1) |
| 23.2* | Consent of Vinson & Elkins LLP (included in Exhibit 8.1) |
| 23.3 | Consent of Deloitte & Touche LLP |
| 23.4 | Consent of PricewaterhouseCoopers LLP |
| 24.1** | Power of Attorney (included on the signature page to this registration statement) |
| 99.1** | Consent of Michael Gillmore to be named as an Independent Director |
| 99.2** | Consent of Wendy Silverstein to be named as an Independent Director |
| 99.3** | Consent of Bradley Smith to be named as an Independent Director |
| 99.4** | Consent of Gregory White to be named as an Independent Director |

*    To be filed by amendment.
**   Previously filed.

**Item 37.   Undertakings**

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by

**SIGNATURES**

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this [●] day of July, 2017.

TPG RE FINANCE TRUST, INC.

By: /s/ Greta Guggenheim
Name: Greta Guggenheim
Title: Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

| **Name** | **Title** | **Date** |
|---|---|---|
| /s/ Greta Guggenheim<br>Greta Guggenheim | Chief Executive Officer and President and Director<br>(Principal Executive Officer) | July [●], 2017 |
| /s/ Robert Foley<br>Robert Foley | Chief Financial and Risk Officer<br>(Principal Financial and Accounting Officer) | July [●], 2017 |
| *<br>Avi Banyasz | Chairman of the Board of Directors | July [●], 2017 |
| *<br>Kelvin Davis | Director | July [●], 2017 |

*By: /s/ Robert Foley
Name: Robert Foley
Title: Attorney-in-Fact

**INDEX TO EXHIBITS**

| Exhibit Number | Description |
| --- | --- |
| 1.1* | Form of Underwriting Agreement |
| 3.1** | Form of Articles of Amendment and Restatement of TPG RE Finance Trust, Inc. |
| 3.2** | Form of Amended and Restated Bylaws of TPG RE Finance Trust, Inc. |
| 4.1** | Specimen Common Stock Certificate of TPG RE Finance Trust, Inc. |
| 4.2** | Indenture, dated as of December 18, 2014, among TPG RE Finance Trust CLO Issuer, L.P., TPG RE Finance Trust GENPAR, Inc. and U.S. Bank National Association |
| 5.1* | Opinion of Venable LLP regarding the validity of the securities being registered |
| 8.1* | Opinion of Vinson & Elkins LLP regarding tax matters |
| 10.1** | Form of Management Agreement between TPG RE Finance Trust, Inc. and TPG RE Finance Trust Management, L.P., to be effective upon completion of this offering |
| 10.2** | Registration Rights Agreement, dated as of December 15, 2014, by and among TPG RE Finance Trust, Inc. and other parties named therein |
| 10.3** | 2017 Equity Incentive Plan of TPG RE Finance Trust, Inc. |
| 10.4** | Form of Indemnification Agreement between TPG RE Finance Trust, Inc. and each of its directors and officers |
| 10.5** | Form of Trademark License Agreement between TPG RE Finance Trust, Inc. and Tarrant Capital IP, LLC |
| 10.6** | Master Repurchase and Securities Contract, dated as of May 25, 2016, by and between TPG RE Finance 11, Ltd. and Wells Fargo Bank, National Association, as amended by that certain Amendment No. 1 to Master Repurchase and Securities Contract, dated as of September 21, 2016 |
| 10.7** | Guarantee Agreement, dated as of May 25, 2016, made by TPG RE Finance Trust Holdco, LLC in favor of Wells Fargo Bank, National Association |
| 10.8** | Master Repurchase and Securities Contract Agreement, dated as of May 4, 2016, between TPG RE Finance 12, Ltd. and Morgan Stanley Bank, N.A. |
| 10.9** | Guaranty, dated as of May 4, 2016, made by TPG RE Finance Trust Holdco, LLC in favor of Morgan Stanley Bank, N.A. |
| 10.10** | Master Repurchase Agreement, dated as of August 20, 2015, by and between TPG RE Finance 1, Ltd. and JPMorgan Chase Bank, National Association, as amended by that certain Amendment No. 1 to Master Repurchase Agreement, dated as of September 29, 2015, that certain Second Amendment to Master Repurchase Agreement, made as of March 14, 2016 and that certain Amendment No. 3 to Master Repurchase Agreement, dated as of November 14, 2016 |
| 10.11** | Guarantee Agreement, dated as of August 20, 2015, made by TPG RE Finance Trust Holdco, LLC in favor of JPMorgan Chase Bank, National Association |
| 10.12** | Master Repurchase and Securities Contract Agreement, dated as of August 19, 2015, by and between TPG RE Finance 2, Ltd. and Goldman Sachs Bank USA, as amended by that certain First Amendment to Master Repurchase and Securities Contract Agreement, dated as of December 29, 2015, and that certain Second Amendment to Master Repurchase and Securities Contract Agreement, dated as of November 3, 2016 |
| 10.13** | Guarantee Agreement, dated as of August 19, 2015, made by TPG RE Finance Trust Holdco, LLC in favor of Goldman Sachs Bank USA, as amended by that certain First Amendment to Guarantee Agreement, dated as of November 3, 2016 |

| Exhibit Number | Description |
|---|---|
| 10.14** | Loan and Security Agreement, dated as of June 26, 2015, between TPG RE Finance 4, LLC and Deutsche Bank AG, New York Branch, as amended by that certain First Amendment to Loan and Security Agreement, dated as of December 31, 2015, and that certain Second Amendment to Loan and Security Agreement and Amendment to Loan Documents, dated as of October 21, 2016 |
| 10.15** | Guaranty of Recourse Obligations, executed as of June 26, 2015, by TPG RE Finance Trust Holdco, LLC for the benefit of Deutsche Bank AG, New York Branch |
| 10.16** | Loan and Security Agreement, dated as of August 13, 2015, between TPG RE Finance 6, LLC and Deutsche Bank AG, New York Branch, as amended by that certain First Amendment to Loan and Security Agreement, dated as of December 31, 2015 |
| 10.17** | Guaranty of Recourse Obligations, executed as of August 13, 2015, by TPG RE Finance Trust Holdco, LLC for the benefit of Deutsche Bank AG, New York Branch |
| 10.18** | Loan and Security Agreement, dated as of September 25, 2015, between TPG RE Finance 9, LLC and Deutsche Bank AG, New York Branch, as amended by that certain First Amendment to Loan and Security Agreement, dated as of December 31, 2015 |
| 10.19** | Guaranty of Recourse Obligations, executed as of September 25, 2015, by TPG RE Finance Trust Holdco, LLC for the benefit of Deutsche Bank AG, New York Branch |
| 10.20** | Loan Agreement, made and entered into effective as of August 23, 2016, by and between TPG RE Finance 15, LLC and Bank of the Ozarks |
| 10.21** | Master Repurchase and Securities Contract, dated as of March 31, 2017, between TPG RE Finance 14, Ltd. and U.S. Bank National Association |
| 10.22** | Limited Guaranty, dated as of March 31, 2017, made by TPG RE Finance Trust Holdco, LLC in favor of U.S. Bank National Association |
| 10.23** | Collateral Management Agreement, dated as of December 18, 2014, by and between TPG RE Finance Trust CLO Issuer, L.P., acting by TPG RE Trust GenPar, Inc., as its General Partner, and TPG RE Finance Trust Management, L.P. |
| 10.24** | Master Co-Lender Agreement, dated as of December 29, 2014, among TPG RE Finance Trust CLO Issuer, L.P., TPG RE Finance Trust CLO Issuer Sub, Ltd., TPG RE Finance Trust CLO TRS Corp., TPG RE Finance Trust CLO TRS 1 Corp., TPG RE Finance Trust CLO TRS 2 Corp., German American Capital Corporation, Deutsche Bank Trust Company Americas and Deutsche Bank AG New York Branch |
| 10.25** | Amendment No. 2 to Master Repurchase and Securities Contract, dated as of December 22, 2016, between and among TPG RE Finance 11, Ltd., TPG RE Finance Trust Holdco, LLC and Wells Fargo Bank, National Association |
| 10.26** | Amendment No. 3 to Master Repurchase and Securities Contract, dated as of June 8, 2017, between and among TPG RE Finance 11, Ltd., TPG RE Finance Trust Holdco, LLC and Wells Fargo Bank, National Association |
| 10.27** | Third Amendment to Master Repurchase and Securities Contract Agreement, dated as of June 12, 2017, by and between Goldman Sachs Bank USA and TPG RE Finance 2, Ltd. |
| 16.1** | Letter from PricewaterhouseCoopers LLP to the Securities and Exchange Commission, dated April 25, 2017 |
| 21.1* | List of Subsidiaries of TPG RE Finance Trust, Inc. |
| 23.1* | Consent of Venable LLP (included in Exhibit 5.1) |
| 23.2* | Consent of Vinson & Elkins LLP (included in Exhibit 8.1) |
| 23.3 | Consent of Deloitte & Touche LLP |
| 23.4 | Consent of PricewaterhouseCoopers LLP |
| 24.1** | Power of Attorney (included on the signature page to this registration statement) |

| Exhibit Number | Description |
|---|---|
| 99.1** | Consent of Michael Gillmore to be named as an Independent Director |
| 99.2** | Consent of Wendy Silverstein to be named as an Independent Director |
| 99.3** | Consent of Bradley Smith to be named as an Independent Director |
| 99.4** | Consent of Gregory White to be named as an Independent Director |

\*     To be filed by amendment.

\*\*    Previously filed.